

06013296

82-34873

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros



FULL YEAR 2005 RESULTS



§ Net profit increased 38% year on year to €13.0 million. On a comparable basis and excluding one-off management team reorganization related costs that occurred in Q4 in the Holding company and in Radio, 2005 Net Profit was up 74% to €16.5 million.

§ Media Capital's consolidated revenue increased 4% in 2005 to €221.2 million (with TV +11% and Radio +4%).

§ Advertising revenues increased 5% YoY to €171.9 million (with TV +8% and Radio +4%).

§ Consolidated EBITDA declined 2% to €40.5 million. On a comparable basis 2005 EBITDA was up 9% YoY to €45.3 million.

§ EBITDA margin went down 1.3 p.p. to 18.3% in 2005. On a comparable basis EBITDA margin in 2005 was up 0.9 p.p. to 20.5%.

§ Operating Income was up 2% to €28.7 million, benefiting from good operational performance, lower depreciation, amortization and goodwill, or 19% to €33.6 million excluding restructuring costs.

§ For the first time in its history TVI led both all day and prime time audiences in 2005, with audience shares of 34.9% and 38.4% respectively, and reinforced its leadership in advertising market share capturing 46% of the FTA TV advertising market.

§ In house contents producer NBP produced over 40.000 minutes of soaps and series in 2005 (a daily average of 3 episodes of 50 minutes) that were mostly broadcasted in prime time or in access to prime time, delivering average audience shares consistently above 40%.

§ In the entertainment and music division, group company Farol Música with its own label and the exclusive distribution of Warner Music Portugal records reached nearly 21% market share of the Portuguese music record industry.

Numbers for 2005 are prepared according to IAS/IFRS accounting standards, and the year of 2004 has been restated applying consistent accounting principles.

Lisbon, 16 February 2005

Grupo Media Capital
Susana Gomes da Costa
Investor Relations Officer



1. Analysis of consolidated income statement

(€ thousands)	FY 05	FY 04	Var %	Q4 05	Q4 04	Var %
Total operating revenue	**221,247**	**212,154**	**4%**	**61,647**	**62,881**	**-2%**
Television	159,462	143,420	11%	46,852	44,726	5%
Radio	14,928	14,358	4%	3,941	4,184	-6%
Outdoor	16,587	18,948	-12%	4,405	4,691	-6%
Others	30,271	35,428	-15%	6,448	9,280	-31%
Total operating expenses	180,784	170,658	6%	51,360	47,536	8%
EBITDA (recurring)	**45,293**	**41,496**	**9%**	**14,858**	**15,344**	**-3%**
EBITDA (recurring) margin	**20.5%**	**19.6%**	**0.9 pp**	**24.1%**	**24.4%**	**-0.3 pp**
EBITDA	**40,464**	**41,496**	**-2%**	**10,287**	**15,344**	**-33%**
EBITDA margin	**18.3%**	**19.6%**	**-1.3 pp**	**16.7%**	**24.4%**	**-7.7 pp**
Television	48,441	41,069	18%	16,493	15,181	9%
Radio	459	1,988	-77%	-610	936	N/A
Outdoor	1,513	2,939	-49%	642	694	-7%
Others	(9,949)	(4,500)	-121%	(6,238)	(1,467)	-325%
Depreciation and amortisation	11,738	12,619	-7%	3,104	2,967	5%
Goodwill	0	680	-100%	0	0	N/A
Operating income (EBIT)	**28,726**	**28,198**	**2%**	**7,183**	**12,377**	**-42%**
Financial expenses, net	9,031	11,840	-24%	2,672	3,415	-22%
Extraord. (income)/expenses, net	0	0	N/A	0	0	N/A
Profit / (Loss) before inc. tax/ min.	**19,695**	**16,358**	**20%**	**4,511**	**8,963**	**-50%**
Income tax for the period	(6,955)	(6,473)	-7%	(1,657)	(3,447)	-52%
Minority interests	273	(432)	N/A	50	278	-82%
Net profit / (loss) for the period	**13,013**	**9,452**	**38%**	**2,905**	**5,794**	**-50%**

In Q4 2005 Grupo Media Capital underwent several changes in its shareholding structure, with Grupo Prisa becoming the largest shareholder of the group, followed by the RTL Group, who also assumed a significant shareholding position. Since than several changes have occurred in GMC's management structure, which in turn have led to reorganization costs charged to the P&L in the final quarter of the year.

For the period ending December 31, 2005, Grupo Media Capital reported **consolidated revenues** of €221.2 million, a 4% YoY increase and **EBITDA** (net of all provisions) of €40.5 million, down 2% over the comparable period.

The increase in consolidated revenues results mainly from a 5% growth in advertising revenues with TV up 8% and Radio up 4 %, Outdoor down 13% and the segment Others down 4%.

Such a performance in 2005 was mainly driven by the continued improvement in audience performance in the TV segment, with TVI leading average audience shares not only in prime time, but also, and for the first time, in all day audience share, thus strengthening its advertising market share leadership.

The 13% increase in newsstand revenues also contributed to overall revenue growth, while other non-advertising revenues were, in consolidated terms, nearly flat YoY.


Change in Total Revenues (€ mn)
212.2
8.4
0.9
-0.2
221.2
2004
Advertising
Subsc. and newstand
Other non adv. rev.
2005
Δ (%)
5%
13%
0%
4%

On a **comparable basis,** excluding reorganisation costs already mentioned, **EBITDA** was up 9% to €45.3 million and **EBITDA margin** up 0.9 p.p. to 20.5%.


Change in EBITDA (€ mn)
41.5
8.4
0.7
5.3
45.3
4.8
40.5
2004
Advertising
Other op. rev
Recurring Op. costs
Recurring EBITDA*
One-off Costs**
2005
Δ (%)
5%
1%
3%
9%
-2%

* Excluding one-offs; **one-offs mainly from management restructuring

Operating income (EBIT) was €28.7 million in 2005 up from €28.2 million in 2004, an increase of 2%. **Net profit** increased to €13.0 million from €9.5 million, a 38% gain YoY. Excluding restructuring costs operating income was up 19% to €33.6 million and net profit up 74% to €16.5 million.

Operating expenses were up 6%, resulting mostly from higher programming costs (€4.1 million) mainly related with the Portuguese Primeira Liga football matches and reality shows, higher non-advertising sales in the TV segment (€3.2 million higher direct costs with sales of CDs), €1.3 million cost associated with a stock option plan for 2005 (for which the company contracted an equity swap over own shares which at December 31st had a positive fair value of €1.8 million booked under financial income), along with the aforementioned reorganization costs.


Change in Operating Costs (€ mn)
170.7
5.8
0.3
5.7
0.2
-1.8
180.8
4.8
176.0
2004
Cost good sold
Subcont. supllliers
Payroll Expense
Provisions
Other opex
2005
One-offs*
Recurring Costs
Δ (%)
20%
0%
12%
41%
-32%
6%
3%
*one-offs mainly from management restructuring

Depreciation and amortisation was down 7%, on lower depreciation in various activities.

Financial expenses were down 24%, with 2005 actual cost including €5.2 million of net interest expenses, €2.5 million of refinancing fees and commissions, €0.8 of net losses in affiliated companies and €2.4 million in other financial expenses along with the financial income of €1.8 million from the previously mentioned equity swap.

Income tax (mostly non cash) was up due to the increase in pre-tax gains. The effective tax rate is higher than the nominal rate (27.5%) because certain financial costs at the holding level are not tax deductible under Portuguese tax regulations and also due to the autonomous taxation that is applied to specific cost items.


Change in Net Profit (€ mn)
9.5
-1
-0.9
-0.7
-2.8
-0.5
0.7
13.0
2004
EBITDA
Deprec. amort.
Goodwill
Financial expens.
Income tax
Minorities
2005
Δ (%)
2%
7%
-
-24%
7%
-163%
38%


Media Capital

2. Television

(€ thousands)	FY 05	FY 04	Var %	Q4 05	Q4 04	Var %
Operating revenue	**159,462**	**143,420**	**11%**	**46,852**	**44,726**	**5%**
Advertising	136,285	125,825	8%	40,427	38,188	6%
Other revenues	23,177	17,595	32%	6,425	6,538	-2%
Operating Expenses	**111,021**	**102,351**	**8%**	**30,359**	**29,545**	**3%**
EBITDA	**48,441**	**41,069**	**18%**	**16,493**	**15,181**	**9%**
EBITDA margin	30.4%	28.6%	1.7 pp	35.2%	33.9%	1.3 pp
Depreciation and amortisation	6,411	6,512	-2%	1,542	1,652	-7%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**42,030**	**34,557**	**22%**	**14,951**	**13,529**	**11%**

TV segment includes TV broadcasting, TV production and non-advertising TV associated activities.


FTA TV
All Day Audience Shares FY
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
%
28.3
5.1
33.6
33.1
27.5
5.9
31.7
34.9
Y 04
Y 05
RTP1 a2: SIC TVI

Source: Marktest

FTA TV
All Day Audience Shares Q4

%	RTP1	a2:	SIC	TVI
Q4 04	26.3	6.5	31.3	35.8
Q4 05	28.3	5.8	28.9	36.9

Source: Marktest

For the first time in its history, and according to Marktest data, TVI has taken the leadership in Portuguese television **audiences**. Having led prime time since 2001, TVI has now taken the lead in all day audiences in 2005 with an audience share of 34.9%, while maintaining and reinforcing its leadership in prime time, increasing its audience share to 38.4%.


FTA TV
Prime Time Audience Shares FY
50.0
40.0
30.0
20.0
10.0
0.0
%
26.1
4.6
32.1
37.2
25.1
5.1
31.4
38.4
Y 04
Y 05
RTP1 a2: SIC TVI

Source: Marktest


FTA TV
Prime Time Audience Shares Q4
50.0
40.0
30.0
20.0
10.0
0.0
%
24.3
5.3
30.4
40.0
24.2
5.1
28.7
42.0
Q4 04
Q4 05
RTP1 a2: SIC TVI

Source: Marktest

This increase in audiences was also visible in other time slots, with special significance in the access to prime time (18-20h), where audience share improved from 30.1% in 2004 to 36.7% in 2005.

In-house productions of Portuguese fiction remained the cornerstone of TVI's continued audience share success, with several of its series and soap operas emerging as clear leaders both in access to prime where the youth daily series "Morangos com Açúcar" reached a daily average of 40% share, and in prime time where soaps "Ninguém como Tu" and "Mundo Meu" reached audience shares consistently over 40% throughout the year of 2005. "Ninguém como Tu" a "novela" based on an original Portuguese script became the top non football product in the Portuguese television in 2005. Prime time soap "Dei-te Quase Tudo" premiered in early December and has so far delivered very encouraging results with approximately 50% audience share.

In entertainment, TVI broadcasted local versions of successful international formats such as Celebrity Farm (on its second edition in 2005) and two editions of the army reality show "1ª Companhia", all of them with considerable success. The live transmissions of the Portuguese Primeira Liga football matches continued to attract large audiences on weekend evenings reaching average audiences above 45% in the matches broadcasted in 2005.

Advertising revenues in TVI were up 8% year-on-year in 2005. Television advertising revenues outperformed the advertising market's growth for the year, mainly due to the **increase in audience shares and an enhanced commercial strategy** but also due to the increase in occupancy rates and lower agency commissions. TVI reinforced its leadership in terms of advertising market share during the year of 2005, capturing an **estimated share of approximately 46%.**

Other revenues climbed 32% in the period, mainly due to higher CD sales (which have the most relevant contribution to other TV revenues) and call-TV revenues. The good performance of the Farol music label and the agreement signed with Warner Music in November 2004 have allowed CD sales to more than double both in Q4 and in full year of 2005. Other revenues contribution to total TV revenues was up from 12% in 2004 to 15% in 2005.

Operating expenses in the TV segment increased 8% or €8.7 million on the comparable period, of which:

- Variable costs associated with non-advertising revenues were up €2.7 million (products which have lower margins than advertising);
- Total programming costs increased €4.1 million year-on-year mainly due to the costs with Portuguese Primeira Liga football matches and more reality show editions than in 2004 ("The Farm" and "1st Company");
- €2.0 million from increased staff remuneration, including the stock option plan, salaries and bonuses increase, and indemnities.

Consolidated EBITDA of the TV segment was up 18% on the comparable period with **EBITDA margin up to 30.4%** from 28.6%, despite the significant increase in typically lower margin non-advertising products.

Consolidated EBIT of the TV segment improved 22% over the comparable period reaching €42.0 million in 2005.

Media Capital

3. Radio

(€ thousands)	FY 05	FY 04	Var %	Q4 05	Q4 04	Var %
Operating revenue	**14,928**	**14,358**	**4%**	**3,941**	**4,184**	**-6%**
Advertising	14,437	13,922	4%	3,753	4,092	-8%
Other revenues	491	436	12%	188	92	104%
Operating Expenses	**14,469**	**12,370**	**17%**	**4,551**	**3,247**	**40%**
EBITDA	**459**	**1,988**	**-77%**	**-610**	**936**	**N/A**
EBITDA margin	3.1%	13.8%	-10.8 pp	-15.5%	22.4%	-37.9 pp
Depreciation and amortisation	1,352	1,936	-30%	408	147	178%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**(893)**	**52**	**N/A**	**(1,019)**	**789**	**N/A**



Media Capital Radio
Audience Shares
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
21.6%
22.0%
21.7%
4Q04
3Q05
4Q05
Radio Comercial
Cidade FM
RCP
Best Rock FM
Other MC

Source: Marktest

Media Capital Radios (MCR) combined **audience share** was 21.7% in Q4 2005, slightly up QoQ from 21.6% in Q4 2004 with improved shares in Cidade FM offsetting the decrease in RCP, and to a lesser extend in Radio Comercial and Best Rock FM. When compared to Q3 and despite the increase in daily reach, combined audience share was down from 22.0% with Radio Comercial and Best Rock FM evening off most of the drop in other stations.

MCR's total **advertising revenues** were up 4% on the comparable period of 2004, with slight improvements in both occupancy rates and in pricing conditions in 2005 allowing MCR to outperform a slack radio advertising market and to reach an estimated advertising **market share to approximately 30%**.

Total operating expenses were up 17% mainly due to the restructuring costs incurred in Q4 2005 on changes in MCR's management team along with the increase in retransmission related costs supporting the Group's strategy of expanding its existing geographical coverage of non-national networks.

Consolidated EBITDA in the Radio segment was down 77% in 2005, with EBITDA margin down by 10.8 p.p. to 3.1%.

Consolidated EBIT decreased €0.9 million to € -0.9 million in 2005.



4. Outdoor

(€ thousands)	FY 05	FY 04	Var %	Q4 05	Q4 04	Var %
Operating revenue	**16,587**	**18,948**	**-12%**	**4,405**	**4,691**	**-6%**
Advertising	16,532	18,916	-13%	4,388	4,681	-6%
Other revenues	56	32	75%	17	10	69%
Operating Expenses	**15,074**	**16,009**	**-6%**	**3,763**	**3,997**	**-6%**
EBITDA	**1,513**	**2,939**	**-49%**	**642**	**694**	**-7%**
EBITDA margin	9.1%	15.5%	-6.4 pp	14.6%	14.8%	-0.2 pp
Depreciation and amortisation	1,304	1,177	11%	357	343	4%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**209**	**1,762**	**-88%**	**285**	**350**	**-19%**

Media Capital Outdoor (MCO)'s **advertising revenue** was down 13% YoY. MCO's performance was penalised by a weaker Outdoor advertising market in 2005 mainly due to the Euro 2004 comparison impact and by the several electoral campaigns that have lasted throughout most of the year (political parties and candidates put up their own billboards and other outdoor advertising, hindering market performance), along with the increase of the premium network capacity from MCO's main competitors. In Q4 advertising revenues were down 6%, representing a more stable trend after a first half strongly conditioned by though YoY comparables.

Although entering into a stabilizing trend, MCO is keeping its focus on cost control namely through the optimization of the present network, and through restricting additional capex investments. **Operating costs** were down 6% mainly due to lower variable costs (production and placing) and maintenance costs.

Consolidated EBITDA in MCO decreased €1.4 million YoY to €1.5 million and **Consolidated EBIT** was just above break even. EBITDA in Q4 was down 7% YoY, with operating cost management offsetting most of the decline in revenues.

5. Others

(€ thousands)	FY 05	FY 04	Var %	Q4 05	Q4 04	Var %
Operating revenue	**30,271**	**35,428**	**-15%**	**6,448**	**9,280**	**-31%**
Advertising	4,683	4,895	-4%	1,168	1,549	-25%
Subscriptions and newsstand	8,074	7,164	13%	1,530	2,214	-31%
Other revenues	17,514	23,369	-25%	3,749	5,517	-32%
Operating Expenses	**40,220**	**39,928**	**1%**	**12,686**	**10,747**	**18%**
EBITDA	**(9,949)**	**(4,500)**	**-121%**	**(6,238)**	**(1,467)**	**-325%**
Depreciation and amortisation	2,671	2,994	-11%	796	825	-3%
Goodwill	0	680	-100%	0	0	N/A
Operating income (EBIT)	**(12,620)**	**(8,174)**	**-54%**	**(7,034)**	**(2,292)**	**-207%**

Internet operations, magazine publishing, central holding costs and consolidation adjustments are included in this segment.

Advertising revenues were down 4% in 2005, with the increase in the press division with good performances from Lux, Lux Woman, Casas de Portugal and Briefing magazines being offset by higher consolidation adjustments mainly due to strong Q3 and Q4 IOL Talki (VoIP) and Capital+ advertising campaigns.

Subscriptions and newsstand revenues were up by 13%, mainly as a result of the increases in circulation of 14% in Maxmen, 11% in Lux Woman and 44% in "Revista de Vinhos", from the successful sales of Maxmen comic books and also due to the contribution of "Revista Choque" magazine in the newsstands from November 2004 until October 2005. Q4 revenues were down 31% following the closedown of "Revista Choque" magazine and other smaller titles that were suspended early in 2005, and also due to a slowdown in Lux magazine from a very strong Q4 in 2004.

Other revenues had a 25% drop mainly due to the **anticipated decrease in active users and minutes of usage in the Internet Service Provider** business following the exit from the broadband internet operation in 2004. To compensate for this reduction in revenues, the Group launched IOL Talki, its VoIP service in July 2005 and is focusing in the development of contents and in increasing the number of visitors (unique users) and traffic (banner views) in its online media activities (IOL network: IOL.pt, Agência Financeira, Mais Futebol, Portugal Diário, etc) and directory services (auto and real state classifieds). In 2005, the other revenues caption includes the sale of add-ons from the Group's magazine operations, with the good performance in these sales partially offsetting the decline in Internet revenues.

Operating Costs were up 1% in 2005, with the reduction in the Internet business variable costs of €5.8 million being amongst others offset by the reorganization costs following the changes in the management team of the holding company of Grupo Media Capital, by the cost increase of €2.1 million associated with the increase of add-ons sales, as well as costs of €0.9 million related to business investment opportunities (including costs associated with the abandoned Lusomundo Media acquisition proposal) and cost efficiency projects.

EBITDA decreased to a negative €9.9 million with the **EBIT** of the segment down by 54% over the same period, mostly due to the aforementioned restructuring costs.

6. Cash movements

(€ thousand)	FY 05	FY 04	Var %	Q4 05	Q4 04	Var %
Operating activities						
Receipts	275,044	252,609	9%	80,739	72,166	12%
Payments	(238,934)	(216,262)	10%	(64,762)	(48,969)	32%
Cash flows op. activities (1)	**36,109**	**36,348**	**-1%**	**15,978**	**23,197**	**-31%**
Investing activities						
Receipts	912	2,752	-67%	275	104	165%
Payments	(19,484)	(27,352)	-29%	(5,720)	(6,775)	-16%
Cash flows inv. activities (2)	**(18,572)**	**(24,599)**	**25%**	**(5,445)**	**(6,671)**	**18%**
Financing activities						
Receipts	6,131	91,594	-93%	(959)	(644)	-49%
Payments	(25,389)	(107,069)	-76%	(12,957)	(12,222)	6%
Cash flows fin. activities (3)	**(19,258)**	**(15,475)**	**-24%**	**(13,916)**	**(12,865)**	**-8%**
Variation of cash (4) = (1) + (2) + (3)	(1,721)	(3,727)		(3,384)	3,661	
Cash at the begining of the period	5,329	9,055		6,991	1,668	
Cash at the end of the period	**3,608**	**5,329**		**3,608**	**5,329**	

Cash flow from operating activities was down 1% from 2004, reaching €36.1 in the end of 2005. The 9% increase in operating receipts was a combined result of a growth of 4% in operational revenues with increased collections from the previous year (following the increase in operational activity in the end of 2004 when compared

to the previous period). Operational payments were up 10% mostly due to the 6% increase in operational costs and some catch up payments to trade suppliers.

Cash flows from investing activities amounted to €18.6 million in 2005, with the cash outflows including €3.6 million in payments of financial investments (referring to the radio expansion projects, TCS and other acquisitions made in prior periods), €8.9 million of tangible capex (including payments from 2004 year end purchases), €1.6 million of intangible capex payments, mainly referring to acquisitions made in prior periods and €5.4 million of loans to affiliated companies, most of which to the movie distribution company (CLMC) due to the new Fox video distribution contract started in September 2005.

Cash flow from financing activities in 2005 resulted mainly from €15.5 million of debt decrease, €5.3 million of interest paid, and other payments related to financial charges of €3.4 million (including interest rate swaps and banking fees and commissions). In 2005 there were also €4.9 million in receipts from the share capital increase that took place in the Q3.

7. Debt

(€ thousands)	Dec-05	Dec-04	Change	Var %
Total Group debt	**107.760**	**122.877**	**(15.117)**	**-12%**
Senior facility	98.019	111.351	(13.332)	-12%
Other debt	9.741	11.526	(1.785)	-15%

Media Capital debt was down in 2005 by €15.1 million following €15.5 million of debt repayments made in the period using the cash flow generated in the business, offset by IFRS debt adjustments of €0.4 million. Net debt was €104.2 million at the year end, which compares to €117.5 million at the end of 2004.


Change in Total Debt (€ mn)
122.9
36.1
18.6
4.9
5.0
3.4
1.1
107.8
Total debt YE 04
C. Flow Operations
C. Flow Investments
Capital Increases
Net Interest paid
Other financial
Other
Total debt YE 05



CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED 31 DECEMBER 2005 (IFRS) AND 31 DECEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	December 2005 (IFRS)	December 2004 (IFRS)	Transition impacts	December 2004 (PGAAP)
Advertising revenue	171.936	163.559	(2.835)	166.394
Subscriptions and newsstand revenue	8.074	7.163	-	7.163
Other operating revenue	41.237	41.432	(3.646)	45.078
Total operating revenue	221.247	212.154	(6.481)	218.635
Cost of goods sold	35.332	29.500	(3.614)	33.114
Subcontracts and third party supplies	89.826	89.496	-	89.496
Payroll expenses	51.235	45.584	-	45.584
Depreciation	11.738	12.618	(3.788)	16.406
Amortisation of goodwill	-	680	(9.937)	10.617
Provisions	530	377	(1.146)	1.523
Other operating expenses	3.860	5.701	2.904	2.797
	192.521	183.956	(15.581)	199.537
Net operating profit (loss)	28.726	28.198	9.100	19.098
Financial expenses, net	9.031	11.841	(5.282)	17.123
Extraordinary (income) / expenses, net	-	-	(1.609)	1.609
	9.031	11.841	(6.891)	18.732
Profit (loss) before income tax	19.695	16.357	15.991	366
Income tax expenses	6.955	6.473	737	5.736
Profit (loss) for the period	12.740	9.884	15.254	(5.370)
Attributable to:				
Equity holders of the Company	13.013	9.452	15.254	(5.802)
Minority interest	(273)	432	-	432
	12.740	9.884	15.254	(5.370)



CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2005 (IFRS)
AND 31 DECEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	December 2005 (IFRS)	December 2004 (IFRS)	Transition impacts	December 2004 (PGAAP)
ASSETS				
Non-Current Assets:				
Goodwill	174.373	168.912	12.018	156.894
Intangible assets	12.930	10.093	(11.951)	22.044
Tangible assets	34.726	37.040	-	37.040
Investments in associates	575	5.463	(1.663)	7.126
Transmission rights and TV programs	47.719	47.994	47.994	-
Other non-current assets	2.545	5.272	2.271	3.001
Deferred income tax assets	13.691	20.718	20.718	-
	286.559	295.492	69.387	226.105
Current Assets:				
Inventories	1.990	1.184	-	1.184
Trade and other account receivable	42.241	33.405	-	33.405
Other current assets	14.213	7.804	(68.714)	76.518
Cash and cash equivalents	3.608	5.329	-	5.329
Derivative financial instruments	1.786	24	24	-
	63.838	47.746	(68.690)	116.436
Total Assets	350.397	343.238	697	342.541
EQUITY, MINORITY INTEREST AND LIABILITIES				
EQUITY:				
Share Capital	7.606	7.449	-	7.449
Share premium	82.035	187.724	(10.205)	197.929
Reserves	10.603	9.308	437	8.871
Retained earnings	15.254	(104.627)	-	(104.627)
Profit for the period	13.013	9.452	15.254	(5.802)
Equity attributable to equity holders	128.511	109.306	5.486	103.820
Equity attributable to minority interest	2.858	3.173	-	3.173
Total Equity	131.369	112.479	5.486	106.993
LIABILITIES:				
Non-Current Liabilities:				
Borrowings	83.890	102.078	(6.818)	108.896
Provisions for other risks and charges	7.019	6.723	-	6.723
Other non-current liabilities	6.390	10.618	2.396	8.222
Derivative financial instruments	1.102	2.201	2.201	-
Deferred income tax liabilities	1.277	2.092	2.092	-
	99.678	123.712	(129)	123.841
Current Liabilities:				
Borrowings	21.885	17.218	1.463	15.755
Trade and other payables	68.112	60.502	-	60.502
Other current liabilities	29.353	29.327	(6.123)	35.450
	119.350	107.047	(4.660)	111.707
Total Liabilities	219.028	230.759	(4.789)	235.548
Total Equity and Liabilities	350.397	343.238	697	342.541



CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEAR ENDED 31 DECEMBER 2005 (IFRS) and 31 DECEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	December 2005 (IFRS)	December 2004 (IFRS)	Transition impacts	December 2004 (PGAAP)
Collections from clients	275,043	252,609	(2,866)	255,475
Payments to suppliers	(140,238)	(124,021)	-	(124,021)
Payments to employees	(50,442)	(44,562)	-	(44,562)
Cash flow from operations	84,363	84,026	(2,866)	86,892
Other payments relating to operating activities, net	(48,254)	(47,678)	(851)	(46,827)
Cash flow before extraordinary items	36,109	36,348	(3,717)	40,065
Payments relating to other operating items	-	-	851	(851)
Cash flows from operating activities (1)	36,109	36,348	(2,866)	39,214
INVESTING ACTIVITIES:				
Receipts resulting from:				
Financial investments	-	100	-	100
Fixed assets	295	2,457	-	2,457
Subsidies for investments	-	74	-	74
Dividends	244	121	-	121
Other investments	373	-	-	-
	912	2,752	-	2,752
Payments resulting from:				
Financial investments	(3,628)	(13,837)	-	(13,837)
Fixed assets	(8,875)	(11,408)	-	(11,408)
Intangible assets	(1,620)	(2,106)	9,043	(11,149)
Loans to affiliated companies	(5,361)	-	-	-
	(19,484)	(27,351)	9,043	(36,394)
Cash flows from investing activities (2)	(18,572)	(24,599)	9,043	(33,642)
FINANCING ACTIVITIES:				
Receipts resulting from:				
Loans obtained	990	-	-	-
Capital increase / Supplementary capital contributions	4,898	91,104	(9,043)	100,147
Interest and similar income	243	489	-	489
	6,131	91,593	(9,043)	100,636
Payments resulting from:				
Loans repaid	(16,525)	(90,203)	-	(90,203)
Interest and related expenses	(5,268)	(8,896)	-	(8,896)
Dividends	(171)	-	-	-
Other financial expenses	(3,425)	(7,969)	2,866	(10,835)
	(25,389)	(107,068)	2,866	(109,934)
Cash flows from financing activities (3)	(19,258)	(15,475)	(6,177)	(9,298)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(1,721)	(3,726)	-	(3,726)
Cash and equivalents at the begining of the year	5,329	9,055	-	9,055
Cash and equivalents at the end of the year	3,608	5,329	-	5,329

Rule 12g3-2(b) nº: (82-34873)

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission (SEC)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



May 4th, 2006

Rule 12g3-2(b) Exemption of Grupo Media Capital, SGPS, S.A.

Dear Sirs,

Please find enclosed the following information on Grupo Media Capital, SGPS, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated April 27th, 2005.

I. DISCLOSURE OF MATERIAL EVENTS AND OTHER RELEVANT COMMUNICATIONS FILED WITH THE PORTUGUESE SECURITIES COMMISSION ("CMVM")

(i) February 20, 2006: Grupo Media Capital SGPS, SA informs on business outlook for 2006

(ii) December 22, 2005: Grupo Media Capital SGPS, SA informs on changes in corporate functions

(iii) December 14, 2005: Grupo Media Capital SGPS, SA informs on appointment of new members of the Board of Directors

(iv) November 15, 2005: Grupo Media Capital SGPS, SA informs on appointment of new members of the Board of Directors

(v) November 3, 2005: Grupo Media Capital SGPS, SA informs – Shareholders of Vertix, SGPS, SA inform exercise of put option

(vi) August 29, 2005: Grupo Media Capital SGPS, SA informs that it has no knowledge of a tender offer being launched over its share capital

(vii) July 21, 2005: Grupo Media Capital SGPS, SA informs – Shareholders give notification of agreements signed with Grupo Prisa

(viii) July 21, 2005: Grupo Media Capital SGPS, SA announces public deed of share capital increase and change in registered office.

(ix) June 27, 2005: Grupo Media Capital SGPS, SA announces public deed of share capital increase

(x) May 4, 2005: Grupo Media Capital SGPS, SA announces impact of adoption of International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS)

II. FINANCIAL REPORTS FILED WITH THE CMVM

(i) April 26, 2006: Grupo Media Capital SGPS SA announces results for the first quarter of 2006.

(ii) February 16, 2006: Grupo Media Capital SGPS SA announces Consolidated Annual Results for the 2005 financial year.

(iii) November 7, 2005: Grupo Media Capital SGPS SA announces results for the first nine months of 2005.

(iv) July26, 2005: Grupo Media Capital SGPS SA announces interim results of 2005.

(v) May 4, 2005: Grupo Media Capital SGPS SA announces results for the first quarter of 2005.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Grupo Media Capital, SGPS, S.A. is subject to the Exchange Act.

We believe that this letter and its enclosures together satisfy the requirements for a submission under rule 12g3-2(b). If you have any questions regarding the information and documents furnished, please contact Susana Gomes da Costa at +351-21-4347603 or sgcosta@mediacapital.pt or at the following address:

Rua Mário Castelhano, 40 – Queluz de Baixo – 2734-502 Barcarena, Portugal

Yours faithfully,

Susana Gomes da Costa
Investor Relations Officer


Media Capital

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros



Q1 2006 RESULTS

Media Capital's Net profit increased 134% year on year to €3.1 million.

- Consolidated revenues increased 7% in Q1 2006 to €51.5 million, with TV +13%, Radio +4% and Outdoor +7%.
- Advertising revenues were up 9% over the comparable period to €39.3 million, mostly due to TV up 11%.
- Consolidated EBITDA increased 30% year on year to €9.3 million.
- EBITDA margin for the period of 18% reflects a hike of 3.3 p.p. over the comparable period.
- Operating Income was up 49% to €6.4 million, benefiting from the sound improvement in operational performance.
- TVI led both all day and prime time audiences for the whole of the first quarter in 2006, with audience shares of 37% and 42% respectively.
- TVI reached an agreement with Sport TV, guaranteeing the exclusive rights for the transmission of football matches from the Portuguese Football League for the next two seasons.
- Radio audience share increased to 25.1%, mostly driven by the strong increase of Rádio Comercial in this quarter.

Lisbon, 26 April 2006

Grupo Media Capital
Susana Gomes da Costa
Investor Relations Officer



1. Analysis of consolidated income statement

(€ thousands)	Q1 06	Q1 05	Var %
Total operating revenue	**51,531**	**48,291**	**7%**
Television	37,586	33,193	13%
Radio	3,456	3,307	4%
Outdoor	3,663	3,438	7%
Others	6,826	8,353	-18%
Total operating expenses	42,264	41,173	3%
EBITDA	**9,267**	**7,118**	**30%**
EBITDA margin	**18.0%**	**14.7%**	**3.2 pp**
Television	10,801	7,903	37%
Radio	128	285	-55%
Outdoor	2	(321)	N/A
Others	(1,663)	(749)	-122%
Depreciation and amortisation	2,855	2,828	1%
Goodwill	0	0	N/A
Operating income (EBIT)	**6,412**	**4,290**	**49%**
Financial expenses, net	1,366	2,686	-49%
Profit / (Loss) before inc. tax/ min.	**5,046**	**1,604**	**215%**
Income tax for the period	(1,966)	(759)	-159%
Minority interests	12	477	-98%
Net profit / (loss) for the period	**3,092**	**1,323**	**134%**

For the period ended March 31, 2006, Grupo Media Capital reported **consolidated revenues** of €51.5 million, a 7% YoY increase and **EBITDA** (net of all provisions) of €9.3 million, up 30% over the same period of last year.

Operating income (EBIT) was up 49% to €6.4 million in Q1 2006 up from €4.3 million in Q1 2005, while **Net profit** increased to €3.1 million from €1.3 million last year, a gain of 134%.



Changes in Total Revenues (€ mn)
48.3
3.3
-0.6
0.5
51.5
Q1 2005
Advertising revenue
Subscription and newsstand
Other revenues
Q1 2006
Δ (%)
9%
-24%
5%
7%

The increase in consolidated revenues was mainly determined by the **9% growth in advertising revenues** with TV up 11%, Radios down 2%, Outdoors up 4% and the segment Others up 10%.

Such a performance, in a traditionally difficult quarter for media companies, was boosted by the strong improvement in TV audiences, with TVI leading average audience shares both in prime time and in all day for the whole of the first quarter, and reinforcing its leadership in advertising market share.

The 24% decrease in newsstand revenues followed a lower market demand for magazines and the impact of new publications. Other revenues increased 5% with the strong contribution of TV and Radio partially offset by the anticipated decrease of internet traffic.

Changes in Operating Costs (€ mn)


41.2
0.6
0.1
0.4
0.1
-0.03
42.3
Q1 2005
Cost of goods sold
Subcont & Supplies
Payroll
Provisions
Other Opex
Q1 2006
Δ (%)
7%
1%
3%
76%
-4%
3%

Operating expenses increase of 3%, resulted mostly from:

- higher TV programming costs (€1.3 million) due to higher costs with in-house productions and reality shows,
- increased costs associated with non-advertising TV revenues (€0.2 million) and
- the increase in Radio marketing costs (€0.2 million),

being partially offset by:

- the reduction of costs in the Internet Service Provider activity (€0.4 million) and
- the reduction in costs associated with add-ons' sales and events in the Group magazines operations (€0.2 million).

Changes in EBITDA (€ mn)


7.1
3.3
-0.1
-1.1
9.3
Q1 2005
Advertising revenues
Subscriptions, Newsstand & Other
Operating costs
Q1 2006
Δ (%)
9%
-1%
3%
30%



Net Financial expenses were down 49% to €1.4 million, which includes:

- €1.0 million of net interest expenses (down 30% on lower average debt in the period),
- €0.4 million of refinancing fees and commissions (from the renegotiation of the senior debt facility in previous periods),
- €0.2 of net losses in affiliated companies and
- €0.3 million in other financial expenses

along with:

- the financial income of €0.5 million from the equity swap over own shares contracted by the company.

Income tax (mostly non cash) was up following the increase in pre-tax gains. The effective tax rate is higher than the nominal rate (27.5%) because certain financial costs at the holding level are not tax deductible under Portuguese tax regulations and also due to the autonomous taxation that is applied to specific cost items.



Changes in Net Profit (€ mln)
1.3
2.1
-0.03
1.3
-1.2
-0.4
3.1
Q1 2005
EBITDA
Dep & Amort
Net financial
Income tax
Minorities
Q1 2006
Δ (%)
30%
1%
-49%
159%
-98%
134%

2. Television

(€ thousands)	Q1 06	Q1 05	Var %
Operating revenue	**37,586**	**33,193**	**13%**
Advertising	31,211	28,059	11%
Other revenues	6,375	5,134	24%
Operating Expenses	**26,786**	**25,290**	**6%**
EBITDA	**10,801**	**7,903**	**37%**
EBITDA margin	28.7%	23.8%	4.9 pp
Depreciation and amortisation	1,538	1,630	-6%
Goodwill	0	0	N/A
Operating income (EBIT)	**9,262**	**6,273**	**48%**

The TV segment includes TV broadcasting, TV production and non-advertising TV associated activities (including sales of music CD's).


FTA TV
Audience Shares Q1 - All Day
40
30
%
20
10
0
28.4
5.4
34.3
31.8
28.8
5.7
28.5
37.0
Q1 05
Q1 06
RTP1
a2:
SIC
TVI

Source: Marktest

According to Marktest data, TVI led Portuguese television **audiences** for the whole of the first quarter. Having led prime time since 2001, TVI has taken the lead in all day audiences since mid 2005 and kept its leadership position in Q1 2006 with audience shares of **37% in all day and 42% in prime time**.


FTA TV
Audience Shares Q1 - Prime Time
50.0
40.0
30.0
%
20.0
10.0
0.0
26.6
5.0
34.7
33.7
24.6
5.3
28.1
42.0
Q1 05
Q1 06
RTP1
a2:
SIC
TVI

Source: Marktest

This leadership also extends to other relevant timeslots such as access to prime time (18-20h) and late night (24h – 2h30), both with audience shares above 41%.

TVI's strong and sustained results were based in its regular programming contents with the very popular **in-house productions of Portuguese fiction as the main contributor to TVI's continued audience share success**.

TVI's youth daily series "Morangos com Açúcar" continues its remarkable success in access to prime time with a daily average share of 42.4% and a share of 74.2% in the core target 4-24 age group. The prime time soap opera "Mundo Meu", which ended in March, achieved outstanding audiences throughout its 203 episodes with an average audience share of 49.6%. This soap was replaced by "Fala-me de Amor", which in its first 21 episodes, delivered an average audience share of 44.3% and comfortably leads its timeslot. "Dei-te Quase Tudo", TVI's other prime time soap opera, has also delivered excellent results with audience shares just above 49% throughout the first quarter of 2006.

TVI news and information programs also kept strong audience levels in a quarter where all have seen a change in its anchors and improvements in the visual identity and studio design. TVI's **"Jornal Nacional"** continues to be the daily news program with the highest audiences in the Portuguese television.

The live transmissions of the **Portuguese Football League** matches on TVI – whose exclusive contract for broadcasting rights on FTA TV was recently extended for the two upcoming seasons continued to attract large audiences on weekend evenings reaching average audience shares of 45% in the matches broadcasted in 2006. As for entertainment, March brought the beginning of the reality show "Celebrity Circus", whose live Sunday night shows have so far reached average audiences shares above 42%.

With an 11% increase, Media Capital's television **advertising revenues** clearly outperformed a lacklustre advertising market in the quarter, gaining from a significant **increase in audience shares**, after a dim Q1 2005. TVI maintained its leadership in terms of advertising market share during Q1 2006, capturing an **estimated share of approximately 49%**.

Other revenues were up by 24% in the period, mainly due to the growth in call-TV and merchandising revenues, which have benefited from the popularity of youth series "Morangos com Açucar". **Sales of music CD's** (which have the most relevant contribution to other TV revenues) were also slightly up by 2% in the period, thus maintaining its good performance. This was driven both by Farol Música records (mainly TVI sound track compilations from TVI programs, such as "Morangos com Açucar") and Warner Music titles from artists such as Madonna or James Blunt. In total, Farol/Warner managed to place 23 of its CD's and 14 DVD's in the respective national Top 30 and held the number 1 position in half of this quarter's weeks. Other revenues contribution to total TV revenues was up from 15% to 17% in Q1 06.

Operating expenses in the TV segment increased 6% or €1.5 million on the comparable period, mostly because:

- Total programming costs increased €1.3 million year-on-year largely due to higher costs with in-house programs and increased costs with reality show in Q1 2006 ("Celebrity Circus");
- Variable costs associated with non-advertising revenues were up €0.2 million.

Consolidated EBITDA of the TV segment was up 37% on the comparable period to €10.8 million with **EBITDA margin up to 28.7%** from 23.8%.

Consolidated EBIT of the TV segment improved to €9.3 million in Q1 2006, an increase of 48% over the comparable period.



3. Radio

(€ thousands)	Q1 06	Q1 05	Var %
Operating revenue	**3,456**	**3,307**	**4%**
Advertising	3,200	3,281	-2%
Other revenues	255	26	884%
Operating Expenses	**3,328**	**3,022**	**10%**
EBITDA	**128**	**285**	**-55%**
EBITDA margin	3.7%	8.6%	-4.9 pp
Depreciation and amortisation	462	315	46%
Goodwill	0	0	N/A
Operating income (EBIT)	**(333)**	**(30)**	**-997%**



Media Capital Radio
Audience Shares
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
23.4%
21.7%
25.3%
1Q05
4Q05
1Q06
Radio Comercial
Cidade FM
RCP
Best Rock FM
Other MC

Source: Marktest

Media Capital Radios (MCR) combined **audience share** was 25.3% in Q1 2006, up 1.9 p.p. from 23.4% in Q1 2005 and up 3.6 p.p when compared to Q4 05.

The highlight goes to **Rádio Comercial,** whose significant increase has granted it the #2 ranking position in audience share of Portuguese radio. **Rádio Clube** was relaunched under a new brand (previously "RCP"), behind a format with more news and information and not just music, keeping the audiences stable in the quarter despite the change. This new format has a potential to deliver more revenues in the future both thanks to the new sponsored advertising spaces for specific programs but also because it will probably improve the audience profile towards more upscale, urban listeners. With these results MCR has now reduced significantly the gap to the leadership (from 14.9% to 10.7% in one year), which is now the shortest since 2001.

MCR's total **advertising revenues** were down 2% YoY, with MCR following the trend of a radio advertising market that, according to Media Capital estimates, continued to decline in Q1 2006. A sustained recovery in the Group's audiences should materialize in higher ad revenues in the following quarters.

Total operating expenses were up 10% mainly due to the increase in retransmission related costs supporting the Group's strategy of expanding its existing geographical coverage of non-national networks (Rádio Clube and Cidade FM) and also increased marketing costs with advertising campaigns rolled out to support the changes - including the signature and logo - in Rádio Comercial and Rádio Clube.

Consolidated EBITDA in the Radio segment was down 55% in Q1 06, with EBITDA margin down by 4.9 p.p. to 3.7%.

Consolidated EBIT decreased €0.3 million to € -0.3 million in Q1 06.

Media Capital

4. Outdoor

(€ thousands)	Q1 06	Q1 05	Var %
Operating revenue	**3,663**	**3,438**	**7%**
Advertising	3,567	3,434	4%
Other revenues	96	4	2256%
Operating Expenses	**3,662**	**3,759**	**-3%**
EBITDA	**2**	**-321**	**N/A**
EBITDA margin	0.0%	-9.3%	9.4 pp
Depreciation and amortisation	297	278	7%
Goodwill	0	0	N/A
Operating income (EBIT)	**(295)**	**(599)**	**51%**

Media Capital Outdoor (MCO)'s **advertising revenues** were up 4% YoY. MCO's positive performance was backed by higher revenues in both the public transport concessions (subway/train Mupis and Buses) and in the billboard network. The trend from a faint Outdoor advertising performance in 2005 is expected to be reverted in 2006, on the back of stabler prices, the improvement in MCO's bus networks and increased offer in MCO TV.

Despite expectations of entering a positive trend, MCO intends to keep focused on cost control namely through the optimization of the present network, and through selective additional capex investments. **Operating costs** were down 3% mainly due to lower local taxes, following the optimisation of the billboard network that occurred in late December of 2005.

Consolidated EBITDA in MCO was near break even in Q1 06 improving €0.3 million YoY, backed by both the improvement in revenues and the cost management effort that the company is undergoing, while **Consolidated EBIT** also improved by nearly the same amount.

5. Others

(€ thousands)	Q1 06	Q1 05	Var %
Operating revenue	**6,826**	**8,353**	**-18%**
Advertising	1,322	1,207	10%
Subscriptions and newsstand	1,821	2,381	-24%
Other revenues	3,682	4,764	-23%
Operating Expenses	**8,489**	**9,101**	**-7%**
EBITDA	**(1,663)**	**(749)**	**-122%**
Depreciation and amortisation	558	605	-8%
Goodwill	0	0	N/A
Operating income (EBIT)	**(2,221)**	**(1,354)**	**-64%**

Internet operations, magazine publishing, central holding costs and consolidation adjustments are included in this segment.

Advertising revenues were up 10% in Q1 06 mainly due to gains in the Group's magazine operations, with the new title *Grazia, Lux* and *Casas de Portugal* magazines compensating the decreases in performance of *Lux Woman*, *Maxmen* and *Briefing*.



In a quarter were there was a general drop in newspapers and **magazine audiences**, both compared to Q1 05 and Q4 05, the group's main press titles achieved mixed performances. When compared to the previous quarter:

- *Lux* gained 0.3 pp to 3.3% (with 4.1% in Q1 05) and remains ranked 3rd in its segment,
- *Lux Woman* recovered some ground from the previous quarter to 2.6% (with 2.9% in Q1 05) and is ranked a close 3rd in its segment,
- *Maxmen* despite maintaining a comfortable lead in its segment dropped 0.4 pp to 3.9% (with 4.8% in Q1 05),

The new magazine title *Grazia* reached 0.7% in its first appearance in the audience tables and *Metro*, the group's joint venture with Metro International, led the free dailies steady at 4.9%.

Subscriptions and newsstand revenues dropped by 24% YoY, with the launch of new titles *Grazia* and *Auto Comércio* (2nd hand vehicle ads) not being enough to compensate for the drop of circulation in *Lux* (11%), in *Lux Woman* (12%) and in *Maxmen* (22%) and the impact of the closedown of *Revista Choque* late in 2005.

Other revenues were down 23% mainly due to the **continued decrease in active users and minutes of usage in the Internet Service Provider** business, as well as due to a reduction in the sales of add-ons in *Lux* magazine. To compensate for the decrease in the ISP revenues, the Group launched IOL Talki, a VoIP service in July 2005 and will increase its focus in 2006 towards the development of contents and in increasing the number of visitors (unique users) and traffic (page views) in its online media and directory services (auto and real state ads). This renewed focus in online content started with the new, improved design of IOL portal and main sites done in last March that already reflected in record high page views and unique users both for the total IOL network and for its main brands: "IOL.pt" (homepage), "Maisfutebol" (sport), "Portugal Diário" (news), "Agência Financeira" (finance), etc.

Operating Costs were down 7% in Q1 2006 due to the reduction in the Internet business variable costs (€0.4 million), as well as in marketing costs and costs related to add-ons sales and with magazine events.

EBITDA decreased to a negative €1.7 million with the **EBIT** of the segment down to a negative €2.2 million over the same period.



6. Cash movements

(€ thousand)	Q1 06	Q1 05	Var %
Operating activities			
Receipts	65,246	58,472	12%
Payments	(59,712)	(55,224)	8%
Cash flows op. activities (1)	**5,534**	**3,248**	**70%**
Investing activities			
Receipts	6	2	312%
Payments	(3,139)	(5,166)	-39%
Cash flows inv. activities (2)	**(3,132)**	**(5,165)**	**39%**
Financing activities			
Receipts	2,563	2,535	1%
Payments	(5,413)	(2,869)	89%
Cash flows fin. activities (3)	**(2,849)**	**(334)**	**-754%**
Variation of cash (4) = (1) + (2) + (3)	(448)	(2,251)	
Cash at the begining of the period	3,608	5,329	
Cash at the end of the period	**3,160**	**3,078**	

Cash flow from operating activities rose 70% YoY to €5.5 million in Q1 2006. The 12% increase in operating receipts was a combined result of a growth of 7% in operational revenues, with increased collections from the previous year result of the increase in operational activity in the end of 2005 when compared to the end of 2004. Operational payments were up 8% mostly due to the 3% increase in operational costs and catch up payments to trade suppliers outstanding at December 2005.

Cash flows from investing activities came down to €3.1 million in Q1 2006, with the cash outflows including €1.0 million in payments of previous financial investments (radio expansion, TCS and other acquisitions) and €2.0 million of tangible capex (including payments from 2005 year end purchases).

Cash flow from financing activities in Q1 2006 resulted mainly from €1.4 million of debt decrease, €0.5 million of interest paid, and other payments related to financial charges of €1.0 million (including interest rate swaps and banking fees and commissions).



7. Debt

(€ thousands)	Mar-06	Dec-05	Change	Var %
Total Group debt	**106,354**	**107,760**	**(1,406)**	-1%
Senior facility	100,585	98,019	2,566	3%
Other debt	5,769	9,741	(3,972)	-41%

Media Capital debt was down by €1.4 million in Q1 06 using the cash flow generated in the business during the period. Net debt was €103.2 million at the end of Q1 2006, which compares to €104.2 million at the end of 2005.


Change in Total Debt (€ mn)
107.7
5.5
3.1
0.5
1.0
0.5
106.4
Total debt YE 2005
C. Flow Operations
C. Flow Investments
Net interest paid
Other financial
Other
Total debt Q1 2006



CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE PERIOD ENDED 31 MARCH 2006 AND 31 MARCH 2005

(Amounts stated in Euro thousand)

	March 2006	March 2005
Advertising revenue	39,301	35,982
Subscriptions and newsstand revenue	1,821	2,381
Other operating revenue	10,409	9,928
Total operating revenue	51,531	48,291
Cost of goods sold	9,031	8,466
Subcontracts and third party supplies	20,422	20,286
Payroll expenses	11,916	11,558
Depreciation	2,855	2,828
Provisions	148	84
Other operating expenses	746	779
	45,118	44,001
Net operating profit (loss)	6,413	4,290
Financial expenses, net	1,367	2,686
Profit (loss) before income tax	5,046	1,604
Income tax expenses	1,966	759
Profit (loss) for the period	3,080	845
Attributable to:		
Equity holders of the Company	3,092	1,322
Minority interest	(12)	(477)
	3,080	845



CONSOLIDATED BALANCE SHEET AS OF 31 MARCH 2006
AND 31 DECEMBER 2005

(Amounts stated in Euro thousand)

	March 2006	December 2005
ASSETS		
Non-Current Assets:		
Goodwill	174,373	174,373
Intangible assets	12,502	12,930
Tangible assets	33,438	34,726
Investments in associates	563	575
Transmission rights and TV programs	49,346	47,719
Other non-current assets	2,919	2,545
Deferred income tax assets	11,645	13,691
	284,786	286,559
Current Assets:		
Inventories	1,841	1,990
Trade and other account receivable	39,887	42,241
Other current assets	16,043	14,213
Cash and cash equivalents	3,160	3,608
Derivative financial instruments	2,267	1,786
	63,198	63,838
Total Assets	347,984	350,397
EQUITY, MINORITY INTEREST AND LIABILITIES		
EQUITY:		
Share Capital	7,606	7,606
Share premium	81,709	82,035
Reserves	10,727	10,603
Retained earnings	28,593	15,254
Profit for the period	3,092	13,013
Equity attributable to equity holders	131,727	128,511
Equity attributable to minority interest	2,843	2,858
Total Equity	134,570	131,369
LIABILITIES:		
Non-Current Liabilities:		
Borrowings	86,635	83,890
Provisions for other risks and charges	5,988	7,019
Other non-current liabilities	4,210	6,390
Derivative financial instruments	751	1,102
Deferred income tax liabilities	1,197	1,277
	98,781	99,678
Current Liabilities:		
Borrowings	18,129	21,885
Trade and other payables	72,469	68,112
Other current liabilities	24,035	29,353
	114,633	119,350
Total Liabilities	213,414	219,028
Total Equity and Liabilities	347,984	350,397



CONSOLIDATED STATEMENT OF CASH FLOW FOR THE PERIOD ENDED 31 MARCH 2006 AND 31 MARCH 2005

(Amounts stated in Euro thousand)

	March 2006	March 2005
Collections from clients	65,246	58,472
Payments to suppliers	(33,431)	(32,898)
Payments to employees	(12,804)	(10,698)
Cash flow from operations	19,011	14,876
Other payments relating to operating activities, net	(13,476)	(11,629)
Cash flow before extraordinary items	5,535	3,247
Cash flows from operating activities (1)	5,535	3,247
INVESTING ACTIVITIES:		
Receipts resulting from:		
Fixed assets	6	1
Payments resulting from:		
Financial investments	(1,005)	(1,949)
Fixed assets	(2,048)	(2,573)
Intangible assets	-	(494)
Loans to affiliated companies	(85)	(150)
	(3,138)	(5,166)
Cash flows from investing activities (2)	(3,132)	(5,165)
FINANCING ACTIVITIES:		
Receipts resulting from:		
Loans obtained	2,500	2,500
Interest and similar income	63	35
	2,563	2,535
Payments resulting from:		
Loans repaid	(3,881)	(886)
Interest and related expenses	(547)	(726)
Dividends	-	-
Other financial expenses	(986)	(1,256)
	(5,414)	(2,868)
Cash flows from financing activities (3)	(2,851)	(333)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(448)	(2,251)
Cash and equivalents at the begining of the year	3,608	5,329
Cash and equivalents at the end of the year	3,160	3,078


Media Capital



GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.606.186,20 euros

Results for the 9 months ended 30 September 2005

- Media Capital's consolidated revenue increased 7% in the first nine months of 2005.
- Advertising revenues were up 6% on the comparable period: TV +9%, Radio +9%, Outdoors -15% and Others +5%.
- In Q3 advertising revenues increased 8%, with TV +11%, Radios +7%, Outdoors -6% and Others -25%.
- TVI led prime time and all day audiences in Q3, with audience shares of 40.0% and 35.8% respectively. TVI also leads accumulated audiences for 2005 with 34.2 % in all day and 37.1% in prime time and has expanded its leadership in advertising market share.
- Consolidated EBITDA increased 15% to €30.2 million. In Q3, EBITDA was up 33% to €7.5 million.
- EBITDA margin went up 1.4 p.p. to 18.9% in the first nine months of 2005, and up 2.9 p.p. to 15.3% in Q3.
- Operating Income increased 36% on lower depreciation, amortization and goodwill.
- Net profit increased 176% year on year to €10.1 million.

Numbers for 2005 are prepared according to IAS/IFRS accounting standards, and the first nine months for 2004 have been restated applying consistent accounting principles.

Lisbon, 7 November 2005

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer



1. Analysis of consolidated income statement

For the period ending September 30, 2005, Media Capital Group reported **consolidated revenues** of €159.6 million, a 7% yoy increase and **EBITDA (net of all provisions)** of €30.2 million, up 15% over the comparable period.

Operating income (EBIT) was €21.5 million in 9M 2005 from €15.8 million in 9M 2004, an increase of 36%. **Net profit** increased to €10.1 million from €3.7 million, a growth of 176%.

The increase in consolidated revenues was mainly due to a 6% growth in advertising revenues, with TV up 9%, Radios up 9 %, Outdoors down 15% and the segment Other up 5%.

The performance was mainly achieved as a result of continued improvement in audience performance in the TV segment, with TVI leading accumulated audience shares both in prime time and all day, and strengthening its advertising market share leadership.

The 32% increase in newsstand revenues and 5% growth in consolidated other non-advertising revenues also contributed to overall revenue growth.

(€ thousands)	9M 05	9M 04	Var %	Q3 05	Q3 04	Var %
Total operating revenue	**159,600**	**149,273**	**7%**	**48,970**	**45,457**	**8%**
Television	112,609	98,694	14%	34,561	29,236	18%
Radio	10,987	10,174	8%	3,531	3,328	6%
Outdoors	12,182	14,257	-15%	3,654	3,872	-6%
Others	23,823	26,148	-9%	7,223	9,020	-20%
Total operating expenses	129,424	123,122	5%	41,493	39,839	4%
EBITDA	**30,176**	**26,152**	**15%**	**7,477**	**5,617**	**33%**
EBITDA margin	**18.9%**	**17.5%**	**1.4 p.p.**	**15.3%**	**12.4%**	**2.9 p.p.**
Television	31,948	25,888	23%	8,258	6,090	36%
Radio broadcasting	1,069	1,052	2%	97	107	-9%
Outdoors	871	2,245	-61%	301	260	16%
Others	(3,711)	(3,033)	-22%	(1,179)	(840)	-40%
Depreciation and amortisation	8,634	9,651	-11%	2,971	3,257	-9%
Goodwill	0	680	-100%	0	0	N/A
Operating income (EBIT)	**21,543**	**15,821**	**36%**	**4,506**	**2,360**	**91%**
Financial expenses, net	6,359	8,426	-25%	2,050	2,856	-28%
Extraord. (income)/expenses, net	(0)	0	N/A	(0)	0	N/A
Profit / (Loss) before inc. tax/ min.	**15,183**	**7,395**	**105%**	**2,456**	**(496)**	**N/A**
Income tax for the period	(5,298)	(3,027)	-75%	(1,068)	124	-962%
Minority interests	223	(711)	N/A	(27)	(69)	-61%
Net profit / (loss) for the period	**10,108**	**3,658**	**176%**	**1,361**	**(441)**	**N/A**

Operating expenses were up 5%, resulting mainly from higher non-advertising sales in the TV segment (€3.0 million higher direct costs with sales of CDs), higher programming costs (€3.0 million) mainly related with the Portuguese Primeira Liga football matches and reality shows ("The Farm" with one edition in 9M 2005 vs. none in 9M 2004), €1.3 million cost associated with a stock option plan for 2005 (for which the company contracted an equity swap over own shares which at September 30th



had a positive fair value of €1.8 million booked under financial income), and less €1.6 million cost in the Other segment (mainly influenced by direct costs associated with declining internet access revenues).

Depreciation and amortisation was down 11%, due to lower amortization in various activities.

Financial expenses were down 25%, with 9M 2005 actual cost including €4.1 million of net interest expenses, €1.8 million on refinancing fees and commissions, €0.4 in expenses with interest rate swap transactions and €1.3 million in other financial expenses along with the financial income of €1.8 million from the aforementioned equity swap.

Income tax (mostly non cash) was booked due to the increase in pre-tax gains. The effective tax rate is higher than the nominal rate (27.5%) because certain financial costs at the holding level are not tax deductible under Portuguese tax regulations and also due to the autonomous taxation that is applied to certain cost items.

2. Television

(€ thousands)	9M 05	9M 04	Var %	Q3 05	Q3 04	Var %
Operating revenue	**112,609**	**98,694**	**14%**	**34,561**	**29,236**	**18%**
Advertising	95,858	87,637	9%	27,991	25,118	11%
Variation of production	0	0	N/A	0	0	N/A
Other revenues	16,751	11,057	52%	6,571	4,118	60%
Operating Expenses	**80,662**	**72,806**	**11%**	**26,303**	**23,146**	**14%**
EBITDA	**31,948**	**25,888**	**23%**	**8,258**	**6,090**	**36%**
EBITDA margin	28.4%	26.2%	2.1 p.p.	23.9%	20.8%	3.1 p.p.
Depreciation and amortisation	4,869	4,860	0%	1,619	1,611	1%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**27,079**	**21,028**	**29%**	**6,639**	**4,479**	**48%**

TV segment includes TV broadcasting, TV production and non-advertising TV associated activities.

In 2005, and based on data from Marktest, TVI leads both prime time and all day with audiences of 37.1% and 34.2% respectively. The overall leadership was a result of good performances in very significant time slots, with TVI leading not only the prime time but also the access to prime time period (6-8pm) and late night (12pm-2h30am) in the 9M 2005.



Audiences (%)	RTP1	a2:	SIC	TVI
All day				
Q3 04	27,7	6,1	35,0	**31,2**
Q3 05	26,3	6,5	31,3	**35,8**
Sept 04 ytd	28,8	5,1	34,0	**32,1**
Sept 05 ytd	27,2	5,9	32,7	**34,2**
Prime time				
Q3 04	24,5	5,3	35,2	**35,0**
Q3 05	24,3	5,3	30,4	**40,0**
Sept 04 ytd	27,0	4,6	32,6	**35,9**
Sept 05 ytd	25,5	5,1	32,3	**37,1**

Source: Marktest

The new reality show "1st Company", premiered on September 18, has regularly caught the eye of well above 1 million Portuguese viewers, who have watched the daily drills in the most famous of Portuguese barracks. The compact prime time daily broadcasts of "1st Company" have had audience shares above 40%, while the live Sunday show has registered shares over 45%.

Amidst the regular programs, of those with the most significant contribution, we point out the good performance of in-house productions of Portuguese fiction, with three of its main programs, the soaps "Morangos com Açúcar", "Ninguém como Tu" and "Mundo Meu", achieving remarkable results, with average audience shares above 45% in this last quarter. Football was also back to TVI's screens on weekend evenings, as the 2005/06 season got on the way in mid August, with the live transmissions of the Portuguese Primeira Liga soccer games reaching an average audience share also above 45% in the games broadcasted in Q3.

Advertising revenues in TVI grew 9% year-on-year in the first 9 months of 2005. Television advertising revenues outperformed the advertising market's growth through higher audience shares and an improved commercial strategy and also through the increase in occupancy rates and lower agency commissions. TVI reinforced its leadership in terms of advertising market share in the period.

Other revenues increased 52% in the period, mainly due to higher CD sales (which have the most relevant contribution to other TV revenues) and call-TV revenues. The good performance of the Farol music label and the agreement signed with Warner Music in November 2004 has allowed CD sales to more than duplicate both in Q3 and in the first nine months of 2005. Other revenues contribution to total TV revenues increased from 11% in 9M 2004 to 15% in 9M 2005.

Operating expenses in the TV segment were up 11% or €7.9 million on the comparable period, of which:

- Costs associated with non-advertising revenues were up €3.0 million (products with margins lower than advertising);
- Total programming costs increased €3.0 million year-on-year mainly due to the costs with Portuguese Primeira Liga football matches and the second edition of "The Farm" reality show (one edition in 9M 2005 vs. none in 9M 2004);
- €1.7 million from increase in staff remuneration, including the stock option plan, salaries and bonuses increase, and indemnities.



Consolidated EBITDA of the TV segment was up 23% yoy with EBITDA margin increasing from 26.2% to 28.4%. EBITDA margin was and will continue to be affected by sales of non-advertising products, with lower margin.

Consolidated EBIT of the TV segment grew 29% over the comparable period reaching €27.1 million in 9M 2005.

3. Radio

(€ thousands)	9M 05	9M 04	Var %	Q3 05	Q3 04	Var %
Operating revenue	**10,987**	**10,174**	**8%**	**3,531**	**3,328**	**6%**
Advertising	10,684	9,830	9%	3,423	3,205	7%
Other revenues	303	344	-12%	108	123	-12%
Operating Expenses	**9,918**	**9,122**	**9%**	**3,434**	**3,222**	**7%**
EBITDA	**1,069**	**1,052**	**2%**	**97**	**107**	**-9%**
EBITDA margin	9.7%	10.3%	-0.6 p.p.	2.8%	3.2%	-0.5 p.p.
Depreciation and amortisation	944	1,789	-47%	322	606	-47%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**125**	**(737)**	**N/A**	**(225)**	**(499)**	**55%**

Media Capital Radios (MCR) combined audience share was 22.0% in Q3 2005, down from Q2 2005 (23.2%) with gains in Cidade partially offsetting decreases in other stations.

MCR's total **advertising revenues** were 9% higher than the comparable 9M period of 2004, with improvements in occupancy rates in the 9 months and in pricing conditions in the H1.

Total operating expenses were up 9% mainly due to the increase in retransmission related costs supporting the Group's strategy of increasing its existing coverage of non-national networks and increased payroll costs including the stock option plan.

Consolidated EBITDA in the Radio segment was up 2% in 9M 2005, with EBITDA margin down by 0.6 p.p. to 9.7%.

Consolidated EBIT improved €0.9 million to €0.1 million in the first nine months of 2005.



4. Outdoor

(€ thousands)	9M 05	9M 04	Var %	Q3 05	Q3 04	Var %
Operating revenue	**12,182**	**14,257**	**-15%**	**3,654**	**3,872**	**-6%**
Advertising	12,144	14,236	-15%	3,639	3,863	-6%
Other revenues	38	21	78%	15	9	73%
Operating Expenses	**11,311**	**12,012**	**-6%**	**3,354**	**3,612**	**-7%**
EBITDA	**871**	**2,245**	**-61%**	**301**	**260**	**16%**
EBITDA margin	7.2%	15.7%	-8.6 p.p.	8.2%	6.7%	1.5 p.p.
Depreciation and amortisation	947	834	14%	365	307	19%
Goodwill	0	0	N/A	0	0	N/A
Operating income (EBIT)	**(76)**	**1,411**	**N/A**	**(64)**	**(46)**	**-38%**

Media Capital Outdoor (MCO)'s **advertising revenue** was down 15% yoy. MCO's performance was penalised by a weaker Outdoor advertising market in this period mainly caused by the Euro 2004 comparison impact and by the 3 electoral campaigns that have lasted throughout the year, along with the increase of premium network capacity from MCO's main competitors. In Q3 advertising revenues were down 6%, representing a more stable trend after a first half strongly conditioned by though yoy comparisons.

Although entering into a stabilizing trend, MCO is keeping its focus on cost control namely through the optimization of the present network, and through restricting additional capex investments. **Operating costs** were down 6% mainly due to lower variable costs (€0.5 million) and maintenance costs.

Consolidated EBITDA in MCO decreased €1.4 million yoy to €0.9 million and **Consolidated EBIT was** near break even. EBITDA in Q3 2005 is 16% above Q3 2004, reflecting the results of operating cost management together with a better trend on revenues.

5. Others

(€ thousands)	9M 05	9M 04	Var %	Q3 05	Q3 04	Var %
Operating revenue	**23,823**	**26,148**	**-9%**	**7,223**	**9,020**	**-20%**
Advertising	3,515	3,346	5%	866	1,161	-25%
Subscriptions and newsstand	6,544	4,949	32%	1,960	1,973	-1%
Other revenues	13,765	17,852	-23%	4,398	5,887	-25%
Operating Expenses	**27,534**	**29,181**	**-6%**	**8,402**	**9,860**	**-15%**
EBITDA	**(3,711)**	**(3,033)**	**-22%**	**(1,179)**	**(840)**	**-40%**
Depreciation and amortisation	1,874	2,169	-14%	665	734	-9%
Goodwill	0	680	-100%	0	0	N/A
Operating income (EBIT)	**(5,586)**	**(5,882)**	**5%**	**(1,844)**	**(1,574)**	**-17%**

Internet operations, magazine publishing, central holding costs and consolidation adjustments, are included in this segment.



Advertising revenues were up 5% in 9M 2005, reflecting the good performance in Lux and Lux Woman magazines on the back of increasing circulations.

Subscriptions and newsstand revenues were up by 32%, mainly as a result of the successful sales of Maxmen comic books, a 19% and 17% increase in circulation of Maxmen and Lux Woman respectively, and also to the contribution of Fotochoque magazine launched in November 2004.

Other revenues had a 23% reduction mainly due to the expected fall in active users and minutes in the Internet Service Provider business following the closure of the broadband internet operation. In 9M 2005, the other revenues line includes the sale of add-ons from the Group's magazine operations, with the good performance in these sales partially compensating the decline in Internet revenues.

Operating Costs were down 6% in 9M 2005, with the reduction in the Internet business variable costs of €5.1 million, being partially offset by the cost increase of €3.0 million associated with the increase of add-ons sales, as well as costs of €0.6 million related to business investment opportunities (including costs associated with the abandoned Lusomundo Media acquisition proposal) and cost efficiency projects.

EBITDA declined 22% yoy, and the **EBIT** of the segment improved 5% over the same period due to the booking of an impairment goodwill amount in H1 2004 related to a subsidiary company in the press division.

6. Cash movements

(€ thousand)	9M 05	9M 04	Var %	Q3 05	Q3 04	Var %
Operating activities						
Receipts	194,304	180,443	8%	64,199	63,718	1%
Payments	(174,173)	(167,292)	4%	(57,306)	(58,131)	-1%
Cash flows op. activities (1)	**20,132**	**13,151**	**53%**	**6,894**	**5,587**	**23%**
Investing activities						
Receipts	637	2,648	-76%	571	129	341%
Payments	(13,764)	(20,577)	-33%	(5,497)	(5,538)	-1%
Cash flows inv. activities (2)	**(13,127)**	**(17,929)**	**27%**	**(4,926)**	**(5,409)**	**9%**
Financing activities						
Receipts	7,090	92,238	-92%	2,103	(1,602)	N/A
Payments	(12,432)	(94,848)	-87%	(1,136)	(1,172)	-3%
Cash flows fin. activities (3)	**(5,342)**	**(2,610)**	**-105%**	**967**	**(2,774)**	**N/A**
Variation of cash (4) = (1) + (2) + (3)	1,663	(7,388)		2,935	(2,596)	
Cash at the begining of the period	5,329	9,055		4,057	4,263	
Cash at the end of the period	**6,991**	**1,668**		**6,992**	**1,667**	

Cash flow from operating activities increased 53% in 9M 2005, reaching €20.1 million against €13.2 million on the comparable period. The 8% improvement in operating receipts results from a growth of 7% in operational revenues along, with increased collections from the previous year (following the increase in operational



activity in the end of 2004 when compared to the previous period). Operational payments were up 4% in line with the increase in operational costs.

Cash flows from investing activities reached €13.1 million in 9M 2005. The cash outflows are explained by €3.5 million in payments of financial investments (referring to the radio expansion projects, TCS and other acquisitions made in prior periods), €6.4 million of tangible capex (including payments from 2004 year end purchases), €1.6 million of intangible capex mainly referring to acquisitions made in prior periods and €2.3 million of loans to affiliated companies, namely in Metro free newspaper and in movie distribution (CLMC).

Cash flow from financing activities in 9M 2005 resulted mainly from €4.0 million of debt decrease, €3.6 million of interest paid, and other payments related to financial charges of €2.8 million (including interest rate swaps and banking fees and commissions). In the first nine months of 2005 there were also €4.9 million in receipts from the share capital increase that took place in this period.

7. Debt

(€ thousands)	Sep-05	Dec-04	Change	Var %
Total Group debt	**119,304**	**122,877**	**(3,573)**	-3%
Senior facility	109,527	111,351	(1,824)	-2%
Other debt	9,777	11,526	(1,749)	-15%

Media Capital debt was down in the first nine months of 2005 by €3.6 million as a consequence of the €4.0 million debt repayments made in the period using the cash flow generated, offset by IFRS debt adjustments of €0.4 million. Net debt was €112.3 million at the end of September.



8. Guidance for 2005

Media Capital reviewed its guidance for 2005:

Advertising Market (var %)	**1 – 3%**
MEDIA CAPITAL	
Total revenues (var %)	4 – 6%
Advertising revenues (var %)	
Group	5 – 7%
TV	8 – 9%
Radio	5 – 10%
Outdoor	-5 – 0%
Other	-10 - 0%
EBITDA margins	
Group	20 - 21%
TV	29 - 32%
Radio	8 – 10%
Outdoor	6 – 10%
Other	~minus €5M
Other financials	
Total Debt target	2.5 – 3.0 x EBITDA
Total capex	3.5 – 4.0% x Rev.
Cost of Debt	5 – 6 %



CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005 (IFRS) AND 30 SEPTEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	September 2005 (IFRS)	September 2004 (IFRS)	Transition Impacts	September 2004 (PGAAP)
Advertising revenue	122.200	115.049	(2.324)	117.373
Subscriptions and newsstand revenue	6.543	4.950	-	4.950
Other operating revenue	30.857	29.274	(4.711)	33.985
Total operating revenue	159.600	149.273	(7.035)	156.308
Cost of goods sold	24.196	16.646	(4.696)	21.342
Subcontracts and third party supplies	66.310	68.935	-	68.935
Payroll expenses	35.972	33.735	-	33.735
Depreciation	8.634	9.651	(2.707)	12.358
Amortisation of goodwill	-	680	(7.238)	7.918
Provisions	426	755	(663)	1.418
Other operating expenses	2.519	3.050	865	2.185
	138.057	133.452	(14.439)	147.891
Net operating profit (loss)	21.543	15.821	7.404	8.417
Financial expenses, net	6.359	8.425	(5.373)	13.798
Extraordinary (income) / expenses, net	-	-	(52)	52
	6.359	8.425	(5.425)	13.850
Profit (loss) before income tax	15.184	7.396	12.829	(5.433)
Income tax expenses	5.298	3.027	762	2.265
Profit (loss) for the period	9.886	4.369	12.067	(7.698)
Attributable to:				
Equity holders of the Company	10.108	3.658	12.067	(8.409)
Minority interest	(222)	711	-	711
	9.886	4.369	12.067	(7.698)



CONSOLIDATED BALANCE SHEET AS OF 30 SEPTEMBER 2005 (IFRS)
AND 31 DECEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	September 2005 (IFRS)	December 2004 (IFRS)	Transition impacts	December 2004 (PGAAP)
ASSETS				
Non-Current Assets:				
Goodwill	174.373	168.912	12.018	156.894
Intangible assets	9.329	10.093	(11.951)	22.044
Tangible assets	33.751	37.040	-	37.040
Investments in associates	729	5.463	(1.663)	7.126
Transmission rights and TV programs	50.580	47.994	47.994	-
Other non-current assets	6.286	5.272	2.271	3.001
Deferred income tax assets	15.285	20.718	20.718	-
	290.333	295.492	69.387	226.105
Current Assets:				
Inventories	1.673	1.184	-	1.184
Trade and other account receivable	32.943	33.405	-	33.405
Other current assets	15.072	7.804	(68.714)	76.518
Cash and cash equivalents	6.991	5.329	-	5.329
Derivative financial instruments	1.786	24	24	-
	58.465	47.746	(68.690)	116.436
Total Assets	348.798	343.238	697	342.541
EQUITY, MINORITY INTEREST AND LIABILITIES				
EQUITY:				
Share Capital	7.606	7.449	-	7.449
Share premium	82.035	187.724	(10.205)	197.929
Reserves	10.585	9.308	437	8.871
Retained earnings	15.254	(104.627)	-	(104.627)
Profit for the period	10.108	9.452	15.254	(5.802)
Equity attributable to equity holders	125.588	109.306	5.486	103.820
Equity attributable to minority interest	3.047	3.173	-	3.173
Total Equity	128.635	112.479	5.486	106.993
LIABILITIES:				
Non-Current Liabilities:				
Borrowings	97.745	102.078	(6.818)	108.896
Provisions for other risks and charges	7.025	6.723	-	6.723
Other non-current liabilities	6.466	10.618	2.396	8.222
Derivative financial instruments	1.532	2.201	2.201	-
Deferred income tax liabilities	1.497	2.092	2.092	-
	114.265	123.712	(129)	123.841
Current Liabilities:				
Borrowings	19.099	17.218	1.463	15.755
Trade and other payables	67.816	60.502	-	60.502
Other current liabilities	18.983	29.327	(6.123)	35.450
	105.898	107.047	(4.660)	111.707
Total Liabilities	220.163	230.759	(4.789)	235.548
Total Equity and Liabilities	348.798	343.238	697	342.541



CONSOLIDATED STATEMENT OF CASH FLOW FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005 (IFRS) and 30 SEPTEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	September 2005 (IFRS)	September 2004 (IFRS)	Transition impacts	September 2004 (PGAAP)
Collections from clients	194.304	180.443	(2.339)	182.782
Payments to suppliers	(101.580)	(98.114)	-	(98.114)
Payments to employees	(36.274)	(32.923)	-	(32.923)
Cash flow from operations	56.450	49.406	(2.339)	51.745
Other payments relating to operating activities, net	(36.318)	(36.255)	(816)	(35.439)
Cash flow before extraordinary items	20.132	13.151	(3.155)	16.306
Payments relating to other operating items	-	-	816	(816)
Cash flows from operating activities (1)	20.132	13.151	(2.339)	15.490
INVESTING ACTIVITIES:				
Receipts resulting from:				
Financial investments	372	-	-	-
Fixed assets	66	2.453	-	2.453
Subsidies for investments	-	74	-	74
Dividends	198	121	-	121
	636	2.648	-	2.648
Payments resulting from:				
Financial investments	(3.493)	(10.610)	-	(10.610)
Fixed assets	(6.368)	(8.414)	-	(8.414)
Intangible assets	(1.620)	(1.553)	8.321	(9.874)
Loans to affiliated companies	(2.282)	-	-	-
	(13.763)	(20.577)	8.321	(28.898)
Cash flows from investing activities (2)	(13.127)	(17.929)	8.321	(26.250)
FINANCING ACTIVITIES:				
Receipts resulting from:				
Loans obtained	2.000	-	-	-
Capital increase / Supplementary capital contributions	4.914	91.794	(8.321)	100.115
Interest and similar income	176	445	-	445
	7.090	92.239	(8.321)	100.560
Payments resulting from:				
Loans repaid	(6.001)	(80.708)	-	(80.708)
Interest and related expenses	(3.590)	(6.896)	-	(6.896)
Other financial expenses	(2.842)	(7.244)	2.339	(9.583)
	(12.433)	(94.848)	2.339	(97.187)
Cash flows from financing activities (3)	(5.343)	(2.609)	(5.982)	3.373
Variation of cash and equivalents (4) = (1) + (2) + (3)	1.662	(7.387)	-	(7.387)
Cash and equivalents at the begining of the year	5.329	9.055	-	9.055
Cash and equivalents at the end of the year	6.991	1.668	-	1.668





GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras
Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.512.282,2 euros

H1 2005 RESULTS

- Media Capital's consolidated revenue increased 7% in H1 2005 year-on-year.
- Advertising revenues were up 6% year-on-year in H1: TV up 9%, Radio up 10%, Outdoors down 18% and Others up 21%.
- In Q2 advertising revenues increased 1%, despite tough comparables with very strong market in Q2 2004 driven by Euro 2004: TV up 6%, Radios down 2%, Outdoors down 26% and Others down 2%.
- TVI led prime time and all day audiences in H1 with audience shares of 35.8% and 33.5% respectively and increased its leadership in advertising market share.
- H1 consolidated EBITDA increased 11% to €22.7 million. In Q2 EBITDA decreased 3% to €15.6 million.
- EBITDA margin went up 0.7 p.p. to 20.5% in H1 2005, and down 1.2 p.p. to 25.0% in Q2.
- Net profit in H1 increased 113% over last year to €8.7 million.

Numbers for 2005 are prepared according to IAS/IFRS accounting standards, and H1 2004 has been restated applying consistent accounting principles.

Lisbon, 26th of July, 2005

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer


Media Capital

1. Analysis of consolidated income statement

For the period ending June 30th, 2005, Media Capital Group reported **consolidated revenues** of €110.6 million, a 7% yoy increase and **EBITDA (net of all provisions)** of €22.7 million, up 11% from H1 2004.

Operating income (EBIT) went up from €13.5 million in H1 2004 to €17.0 million in H1 2005, an increase of 27%. **Net result** improved €4.6 million to €8.7 million in H1 2005, an increase of 113% over the same period of last year.

The increase in consolidated revenues was due to a 6% growth in advertising with TV up 9%, Radios up 10 %, Outdoors down 18% and Other up 21%.

The performance was obtained on the improvement of audience performance in the TV segment, with TVI taking overall leadership in prime time and all day audience shares, leading to expanded advertising market share leadership.

The 54% increase in newsstand revenues and 3% growth in other non-advertising revenues also contributed to overall revenue growth.

(€ thousands)	H1 05	H1 04	Var %	H1 04 PGAAP	Q2 05	Q2 04	Var %	Q2 04 PGAAP
Total operating revenue	**110,631**	**103,817**	**7%**	**108,952**	**62,340**	**61,513**	**1%**	**63,565**
Television	78,048	69,458	12%	74,275	44,855	41,420	8%	43,396
Radio	7,456	6,846	9%	6,975	4,149	4,159	0%	4,233
Outdoors	8,527	10,385	-18%	10,563	5,089	6,832	-26%	6,943
Others	16,600	17,128	-3%	17,138	8,247	9,102	-9%	8,993
Total operating expenses	87,931	83,282	6%	86,416	46,758	45,417	3%	47,006
EBITDA	**22,700**	**20,535**	**11%**	**22,535**	**15,582**	**16,096**	**-3%**	**16,559**
EBITDA margin	**20.5%**	**19.8%**	**0.7 p.p.**	**20.7%**	**25.0%**	**26.2%**	**-1.2 p.p.**	**26.1%**
Television	23,690	19,798	20%	21,188	15,787	14,703	7%	14,812
Radio broadcasting	972	945	3%	976	687	820	-16%	826
Outdoors	570	1,985	-71%	2,187	891	1,855	-52%	1,998
Others	(2,532)	(2,193)	-15%	(1,814)	(1,784)	(1,282)	-39%	(1,077)
Depreciation and amortisation	5,663	6,394	-11%	8,038	2,835	3,425	-17%	4,500
Goodwill	0	679	-100%	5,220	0	679	-100%	2,741
Operating income (EBIT)	**17,037**	**13,462**	**27%**	**9,277**	**12,746**	**11,991**	**6%**	**9,318**
Financial expenses, net	4,310	5,570	-23%	11,164	1,623	372	337%	5,250
Extraord. (income)/expenses, net	0	0	N/A	26	0	0	N/A	(38)
Profit / (Loss) before inc. tax/ min. interes	**12,727**	**7,892**	**61%**	**(1,913)**	**11,123**	**11,619**	**-4%**	**4,107**
Income tax for the period	(4,230)	(3,151)	-34%	(2,330)	(3,471)	(3,719)	-7%	(2,880)
Minority interests	250	(642)	N/A	(642)	(228)	(402)	-43%	(402)
Net profit / (loss) for the period	**8,747**	**4,099**	**113%**	**(4,885)**	**7,424**	**7,498**	**-1%**	**825**

Operating expenses were up 6%, mainly following higher non-advertising sales in the TV segment (€2.0 million higher costs), higher programming costs (€2.3 million) mainly related with the Superliga football matches and reality shows ("The Farm"), and €0.9 million cost associated with the new the stock option plan for 2005 (for which the Board of Directors contracted an equity swap over own shares which at June 30th had a positive fair value of €1.6 million booked under financial income).

Depreciation and amortisation decreased 11%, due to lower amortization in various activities.

Financial expenses were down 23%, with H1 2005 including €2.6 million of net interest expenses, €1.2 million on refinancing fees and commissions, €0.6 in



expenses with interest rate swap transactions and €1.4 million in other financial expenses offset by the financial income of €1.6 million from the aforementioned equity swap.

In H1 2004 figures are not directly comparable with the same period of 2005, as they include a number of one-off adjustments that were booked mostly in Q2 2004 following the IFRS transition process, mainly due to the IPO.

Income tax (mostly non cash) was booked due to the increase in pre-tax gains. The effective tax rate is higher than the nominal rate (27,5%) because certain financial costs at the holding are not tax deductible under Portuguese tax regulations and also due to the autonomous taxation that is considered for certain cost items.

2. Television

(€ thousands)	H1 05	H1 04	Var %	H1 04 PGAAP	Q2 05	Q2 04	Var %	Q2 04 PGAAP
Operating revenue	**78,048**	**69,458**	**12%**	**74,275**	**44,855**	**41,420**	**8%**	**43,396**
Advertising	67,867	62,519	9%	64,015	39,808	37,492	6%	37,805
Variation of production	0	0	N/A	3,311	0	0	N/A	1,653
Other revenues	10,181	6,939	47%	6,949	5,047	3,928	28%	3,938
Operating Expenses	**54,358**	**49,660**	**9%**	**53,087**	**29,068**	**26,717**	**9%**	**28,584**
EBITDA	**23,690**	**19,798**	**20%**	**21,188**	**15,787**	**14,703**	**7%**	**14,812**
EBITDA margin	30.4%	28.5%	1.8 p.p.	28.5%	35.2%	35.5%	-0.3 p.p.	34.1%
Depreciation and amortisation	3,250	3,249	0%	3,249	1,620	1,574	3%	1,574
Goodwill	0	0	N/A	1,718	0	0	N/A	859
Operating income (EBIT)	**20,440**	**16,549**	**24%**	**16,221**	**14,167**	**13,128**	**8%**	**12,379**

TV segment includes TV broadcasting, TV production and non-advertising TV related activities.

In H1 2005, and based on data from Marktest, TVI led both prime time and all day with audiences of 35.8% and 33.5% respectively. The overall leadership was a result of good performances in important time slots, leading not only in prime time but also in the access to prime time period (6-8pm)) and late night (12pm-2h30am) in H1 2005.

Audiences (%)	RTP1	a2:	SIC	**TVI**
All day				
Q2 04	30.0	4.8	33.6	**31.6**
Q2 05	26.9	5.6	32.3	**35.2**
H1 04	29.4	4.6	33.5	**32.5**
H1 05	27.7	5.5	33.3	**33.5**
Prime time				
Q2 04	28.6	4.3	32.4	**34.7**
Q2 05	25.4	5.0	31.7	**38.0**
H1 04	28.1	4.3	31.4	**36.3**
H1 05	26.0	5.0	33.2	**35.8**

Source: Marktest



The second edition of "Quinta das Celebridades" (reality show based on "the Farm" format) has once again attracted the regular attention of more than 1 million Portuguese viewers, who followed the daily life in the most famous Portuguese farm. The compact daily broadcasts of the "Quinta das Celebridades" have had audience shares above 35%, and the live Sunday show has a share of over 40%, clearly the leader in that period of the day.

Among the regular programs of those with the most relevant contribution in H1, we highlight the good performance of in-house productions of Portuguese fiction, with two main programs, the soaps "Morangos com Açúcar" and "Ninguém como Tu", achieving outstanding audience shares, with average shares above 40% in this last quarter. There were also several new programs with encouraging initial results, as well as the important contribution of the transmissions of the Superliga soccer games.

Advertising revenues in TVI grew 9% year-on-year in H1 2005. This growth was achieved by outperforming the advertising market growth, through strong audiences, an enhanced commercial strategy, the increase in occupancy rates and lower agency commissions. TVI expanded its leadership in terms of advertising market share in the period.

Other revenues increased 47% in the period, mainly due to higher CD sales (which have the most relevant contribution to other TV revenues) and call-TV revenues. The good performance of the Farol music label and the agreement signed with Warner Music in November 2004 has allowed CD sales to more than two-fold in the quarter. Other revenues contribution to total TV revenues increased from 10% in H1 2004 to 13% in H1 2005.

Operating expenses in the TV segment were up 9% or €4.7 million in H1, of which:

§ Costs associated with non-advertising revenues were up €2.0 million;
§ Total programming costs increased €2.3 million year-on-year mainly due to the costs with Superliga games and "The Farm" reality show;
§ €1.0 million from increase in payroll, including the stock option plan (€0.6 million) and salaries and bonus increase (€0.3 million);
§ €0.3 million in provisions reduction.

Consolidated EBITDA of the TV segment was up 20% year-on-year with EBITDA margin increasing from 28.5% to 30.4%.

Consolidated EBIT of the TV segment increased 24% year-on-year, reaching €20.4 million in H1 2005.



3. Radio

(€ thousands)	H1 05	H1 04	Var %	H1 04 PGAAP	Q2 05	Q2 04	Var %	Q2 04 PGAAP
Operating revenue	**7,456**	**6,846**	**9%**	**6,975**	**4,149**	**4,159**	**0%**	**4,233**
Advertising	7,261	6,625	10%	6,754	3,980	4,061	-2%	4,135
Other revenues	195	221	-12%	221	169	97	74%	97
Operating Expenses	**6,484**	**5,901**	**10%**	**5,999**	**3,462**	**3,339**	**4%**	3,407
EBITDA	**972**	**945**	**3%**	**976**	**687**	**820**	**-16%**	**826**
EBITDA margin	13.0%	13.8%	-0.8 p.p.	14.0%	16.6%	19.7%	-3.2 p.p.	19.5%
Depreciation and amortisation	622	1,183	-47%	1,183	306	863	-65%	863
Goodwill	0	0	N/A	604	0	0	N/A	302
Operating income (EBIT)	**350**	**(238)**	**N/A**	**(811)**	**380**	**(44)**	**N/A**	**(340)**

Media Capital Radios (MCR) combined audience share of 23.2% in Q2 2005 was nearly unchanged from Q1 2005 (23.4%) with gains in RCP offsetting the decrease in Radio Comercial.

MCR's total **advertising revenues** were up 10% vs. H1 2004, following stable occupancy rates and improved pricing conditions. In Q2 advertising revenues were down 2% influenced by the contraction in the Radio adverting market due to difficult comparisons from last year.

Total operating expenses were up 10% mainly due to the increase in retransmission related costs (€0.3 million) supporting the Group's strategy of increasing its existing coverage and increased payroll costs of €0.2 million including €0.1 million from the stock option plan.

Consolidated EBITDA in the Radio segment was up 3% in H1 2005. EBITDA margin was down by 0.8 p.p. to 13.0%.

Consolidated EBIT improved €0.6 million to €0.4 million in H1 2005.



4. Outdoor

(€ thousands)	H1 05	H1 04	Var %	H1 04 PGAAP	Q2 05	Q2 04	Var %	Q2 04 PGAAP
Operating revenue	**8,527**	**10,385**	**-18%**	**10,563**	**5,089**	**6,832**	**-26%**	**6,943**
Advertising	8,504	10,373	-18%	10,550	5,070	6,819	-26%	6,930
Other revenues	23	13	82%	13	19	13	50%	13
Operating Expenses	**7,957**	**8,401**	**-5%**	**8,377**	**4,198**	**4,977**	**-16%**	**4,945**
EBITDA	**570**	**1,985**	**-71%**	**2,187**	**891**	**1,855**	**-52%**	**1,998**
EBITDA margin	6.7%	19.1%	-12.4 p.p.	20.7%	17.5%	27.2%	-9.6 p.p.	28.8%
Depreciation and amortisation	582	527	10%	537	305	271	12%	276
Goodwill	0	0	N/A	758	0	0	N/A	433
Operating income (EBIT)	**(12)**	**1,458**	**N/A**	**891**	**587**	**1,584**	**-63%**	**1,289**

Media Capital Outdoor (MCO) total **advertising revenue** was down 18% from H1 2004. The performance by MCO was driven by a reduction in the outdoor advertising market in this period mainly caused by the Euro 2004 impact and by the electoral campaigns that will last throughout the year (contrary to other segments, Outdoor loose out during election campaigns, due the fact that political parties are especially active in outdoor advertising and are allowed to put up their own promotional networks). The Q2 2005 reduction of 26% reflects the market adjustment to "normal" figures, after a growth of 63% in Q2 2004 due to the Euro 2004 impact, as this segment was the one which benefited mostly from this event.

MCO TV (Television network in subway stations) was launched in January 2005 and shown to be harder to market than anticipated. Being a totally new media product without proven effectiveness its take-off pace has been below the Group's initial expectations. However the Group is confident in this product's potential and the expectations for its future contribution to the Group's results remain intact.

Operating costs were down 5% mainly due to lower (€0.4 million) fixing, maintenance and production costs.

Consolidated EBITDA in MCO was down €1.4 million to €0.6 million and **Consolidated EBIT** near break even.



5. Others

(€ thousands)	H1 05	H1 04	Var %	H1 04 PGAAP	Q2 05	Q2 04	Var %	Q2 04 PGAAP
Operating revenue	**16,600**	**17,128**	**-3%**	**17,138**	**8,247**	**9,102**	**-9%**	**8,993**
Advertising	2,649	2,186	21%	2,196	1,442	1,471	-2%	1,478
Subscriptions and newsstand	4,584	2,977	54%	2,977	2,202	1,619	36%	1,503
Other revenues	9,367	11,965	-22%	11,965	4,603	6,012	-23%	6,012
Operating Expenses	**19,132**	**19,321**	**-1%**	**18,953**	**10,031**	**10,384**	**-3%**	**10,071**
EBITDA	**(2,532)**	**(2,193)**	**-15%**	**(1,814)**	**(1,784)**	**(1,282)**	**-39%**	**(1,077)**
Depreciation and amortisation	1,209	1,436	-16%	3,069	604	717	-16%	1,786
Goodwill	0	679	-100%	2,139	0	679	-100%	1,147
Operating income (EBIT)	**(3,741)**	**(4,308)**	**13%**	**(7,022)**	**(2,388)**	**(2,678)**	**11%**	**(4,010)**

Internet operations, magazine publishing and certain central costs, are included in this segment.

Advertising revenues were up 21% in H1 2005, reflecting the good performance in the flagship magazine Lux. Q2 2005 advertising revenues reduction of 2% mainly due to the reduction in Internet advertising revenues.

As for audiences Lux Woman was up from 2.4% to 2.8% in Q2 yoy, with Maxmen going from 3.3% in Q2 2004 to 5.2% in Q2 2005, further increasing its leadership in its segment despite the entrance of a new competitor, and the audience for Lux magazine was unchanged at 3.9%.

Subscriptions and newsstand revenues were up by 54%, mainly as a result of the successful Maxmen comic books, a 31% increase in circulation of Maxmen and a 28% increase in circulation of Lux Woman.

Other revenues had a 22% reduction mainly due to the expected fall in active users and minutes in the Internet Service Provider business following the closure of the broadband internet operation. In H1 2005, the other revenues line includes the sale of add-ons from the Group's magazine operations, with the good performance in these sales offsetting part of the decline in Internet revenues.

Operating Costs were down 1% in H1 2005, with the reduction in the Internet business variable costs of €3.8 million, being partially offset by the cost increase of €2.7 million associated with the increase of add-ons sales, along with an increase of €0.5 million in magazine variable costs following the increase in sales, as well as costs of €0.3 million related to business investment opportunities (including costs associated with the abandoned Lusomundo Media acquisition proposal).

EBITDA declined 15% year-on-year, and the **EBIT** of the segment improved 13% year-on-year due to the booking of an impairment goodwill amount in H1 2004 related to an associated company in the press division.



6. Cash movements

(€ thousand)	H1 05	H1 04	Var %	H1 04 PGAAP	Q2 05	Q2 04	Var %	Q2 04 PGAAP
Operating activities								
Receipts	130,105	116,725	11%	118,548	71,633	63,428	13%	63,943
Payments	(116,867)	(109,161)	7%	(109,161)	(61,642)	(58,807)	5%	(58,806)
Cash flows op. activities (1)	**13,238**	**7,564**	**75%**	**9,387**	**9,991**	**4,621**	**116%**	**5,136**
Investing activities								
Receipts	66	2,519	-97%	2,519	65	16	306%	16
Payments	(8,267)	(15,039)	-45%	(21,651)	(3,101)	(5,181)	-40%	(11,793)
Cash flows inv. activities (2)	**(8,201)**	**(12,520)**	**34%**	**(19,132)**	**(3,036)**	**(5,165)**	**41%**	**(11,777)**
Financing activities								
Receipts	4,987	93,840	-95%	100,452	2,452	89,529	-97%	96,141
Payments	(11,296)	(93,676)	-88%	(95,500)	(8,428)	(88,857)	-91%	(89,373)
Cash flows fin. activities (3)	**(6,309)**	**164**	**N/A**	**4,952**	**(5,976)**	**672**	**N/A**	**6,768**
Variation of cash (4) = (1) + (2) +	(1,272)	(4,792)		(4,792)	979	128		127
Cash at the begining of the period	5,329	9,055		9,055	3,078	4,135		4,135
Cash at the end of the period	**4,057**	**4,263**		**4,263**	**4,057**	**4,263**		**4,263**

Cash flow from operating activities increased 75% in H1 2005, reaching €13.2 million against €7.6 million in H1 2004. The 11% improvement in operating receipts results from a growth of 7% in operational revenues along with increased collections from the previous year following the increase in operational activity in the end of 2004 when compared to the previous period. Operational payments were up 7% in line with the increase in operational costs.

Cash flows from investing activities amounted to €8.2 million in H1 2005. The payments are explained by €2.5 million in payments of financial investments (referring to the radio expansion projects, TCS and other acquisitions made in prior periods), €4.7 million of tangible capex (including payments from 2004 year end purchases) and €0.8 million of intangible capex mainly referring to acquisitions made in prior periods.

Cash flow from financing activities in H1 2005 resulted mainly from €2.6 million of debt decrease, €2.6 million of interest paid, and other payments related to financial charges of €1.3 million including mainly interest rate swaps and banking fees and commissions. In H1 2005 there were also €0.4 million in receipts from the share capital increase that took place in this period.



7. Debt

(€ thousands)	Jun-05	Dec-04	Change	Var %	Dec 04 PGAAP
Total Group debt	**120,836**	**122,877**	**(2,041)**	**-2%**	**128,437**
Senior facility	111,944	111,351	593	1%	116,853
Other debt	8,892	11,526	(2,634)	-23%	11,584

Media Capital debt was down in H1 2005 due to the cash flow generated in the period.

8. Guidance for 2005

Media Capital is revising its guidance for 2005:

Advertising Market (var %)	**4 – 6 %**
Total revenues (var%)	5 – 7%
Advertsing revenues (var%)	
Group	6 – 9 %
TV	7 – 9 %
Radio	10 – 15 %
Outdoor	0 %
Other	8 - 10 %
EBITDA margins	
Group	21 – 23 %
TV	30 – 33 %
Radio	17 – 21 %
Outdoor	6 – 10 %
Other	~ minus 3M €
Other financials	
Total Debt	2.5 – 3.0 x EBITDA
Total capex	3.5 – 4.0% x Rev.
Cost of Debt	5 – 6 %



CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE PERIOD ENDED 30 JUNE 2005 (IFRS) AND 30 JUNE 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	June 2005 (IFRS)	June 2004 (IFRS)	Transition impacts	June 2004 (PGAAP)
Advertising revenue	86,281	81,702	(1,814)	83,516
Subscriptions and newsstand revenue	4,584	2,977	-	2,977
Other operating revenue	19,766	19,137	(3,322)	22,459
Total operating revenue	110,631	103,816	(5,136)	108,952
Cost of goods sold	17,676	12,132	(3,312)	15,444
Subcontracts and third party supplies	43,921	45,948	1	45,947
Payroll expenses	24,081	22,424	-	22,424
Depreciation	5,663	6,394	(1,644)	8,038
Amortisation of goodwill	-	679	(4,541)	5,220
Provisions	194	531	(612)	1,143
Other operating expenses	2,059	2,246	788	1,458
	93,594	90,354	(9,320)	99,674
Net operating profit (loss)	17,037	13,462	4,184	9,278
Financial expenses, net	4,310	5,570	(5,594)	11,164
Extraordinary (income) / expenses, net	-	-	(26)	26
	4,310	5,570	(5,620)	11,190
Profit (loss) before income tax	12,727	7,892	9,804	(1,912)
Income tax expenses	4,230	3,151	821	2,330
Profit (loss) for the period	8,497	4,741	8,983	(4,242)
Attributable to:				
Equity holders of the Company	8,747	4,099	8,983	(4,884)
Minority interest	(250)	642	-	642
	8,497	4,741	8,983	(4,242)



CONSOLIDATED BALANCE SHEET AS OF 30 JUNE 2005 (IFRS)
AND 31 DECEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	June 2005 (IFRS)	December 2004 (IFRS)	Transition impacts	December 2004 (PGAAP)
ASSETS				
Non-Current Assets				
Property, plant and equipment	34,691	37,040	-	37,040
Intangible assets	9,583	10,093	(11,950)	22,043
Goodwill	174,374	168,913	12,019	156,894
Transmission rights and TV programs	49,608	47,994	47,994	-
Deferred income tax assets	16,485	20,718	20,718	-
Investments in associates	1,159	5,463	(1,663)	7,126
Other non-current assets	6,466	5,271	2,270	3,001
	292,366	295,492	69,388	226,104
Current Assets				
Inventories	1,441	1,184	-	1,184
Trade and other receivables	47,175	41,209	(68,715)	109,924
Derivative financial instruments	1,552	24	24	-
Cash and cash equivalents	4,057	5,329	-	5,329
	54,225	47,746	(68,691)	116,437
Total Assets	346,591	343,238	697	342,541
EQUITY				
Share Capital	7,512	7,449	-	7,449
Share premium	77,591	187,724	(10,205)	197,929
Other reserves	10,159	9,308	438	8,870
Retained earnings	15,231	(104,627)	-	(104,627)
Profit for the period	8,747	9,452	15,254	(5,802)
Equity attributable to equity holders	119,240	109,306	5,487	103,819
Minority interests	3,020	3,173	-	3,173
Total Equity	122,260	112,479	5,487	106,992
LIABILITIES				
Non-Current Liabilities				
Borrowings	99,855	102,078	(6,818)	108,896
Derivative financial instruments	2,052	2,201	2,201	-
Deferred income tax liabilities	1,629	2,092	2,092	-
Provisions for other risks and charges	7,260	6,723	-	6,723
Other non-current liabilities	9,839	10,618	2,395	8,223
	120,635	123,712	(130)	123,842
Current Liabilities				
Trade and other payables	37,817	42,820	(5,578)	48,398
Public entities	10,835	11,716	-	11,716
Borrowings	17,668	17,218	1,463	15,755
Other current liabilities	37,376	35,293	(545)	35,838
	103,696	107,047	(4,660)	111,707
Total Liabilities	224,331	230,759	(4,790)	235,549
Total Equity and Liabilities	346,591	343,238	697	342,541



CONSOLIDATED STATEMENT OF CASH FLOW FOR THE PERIOD ENDED 30 JUNE 2005 (IFRS) and 30 JUNE 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	June 2005 (IFRS)	June 2004 (IFRS)	Transition impacts	June 2004 (PGAAP)
Collections from clients	130,105	116,725	(1,823)	118,548
Payments to suppliers	(70,329)	(63,914)	-	(63,914)
Payments to employees	(23,974)	(22,458)	-	(22,458)
Cash flow from operations	35,802	30,353	(1,823)	32,176
Other payments relating to operating activities, net	(22,564)	(22,789)	(503)	(22,286)
Cash flow before extraordinary items	13,238	7,564	(2,326)	9,890
Payments relating to other operating items	-	-	503	(503)
Cash flows from operating activities (1)	13,238	7,564	(1,823)	9,387
INVESTING ACTIVITIES:				
Receipts resulting from:				
Financial investments	-	-	-	-
Fixed assets	66	2,445	-	2,445
Subsidies for investments	-	74	-	74
	66	2,519	-	2,519
Payments resulting from:				
Financial investments	(2,482)	(8,404)	-	(8,404)
Fixed assets	(4,672)	(5,447)	-	(5,447)
Intangible assets	(794)	(1,188)	6,612	(7,800)
Loans to affiliated companies	(319)	-	-	-
	(8,267)	(15,039)	6,612	(21,651)
Cash flows from investing activities (2)	(8,201)	(12,520)	6,612	(19,132)
FINANCING ACTIVITIES:				
Receipts resulting from:				
Loans obtained	4,500	-	-	-
Capital increase / Supplementary capital contributions	375	93,441	(6,613)	100,054
Interest and similar income	112	399	-	399
	4,987	93,840	(6,613)	100,453
Payments resulting from:				
Loans repaid	(7,079)	(81,818)	-	(81,818)
Interest and related expenses	(2,614)	(6,763)	-	(6,763)
Other financial expenses	(1,603)	(5,095)	1,824	(6,919)
	(11,296)	(93,676)	1,824	(95,500)
Cash flows from financing activities (3)	(6,309)	164	(4,789)	4,953
Variation of cash and equivalents (4) = (1) + (2) + (3)	(1,272)	(4,792)	-	(4,792)
Cash and equivalents at the begining of the year	5,329	9,055	-	9,055
Cash and equivalents at the end of the year	4,057	4,263	-	4,263





GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

Q1 2005 RESULTS

- Media Capital's consolidated revenue increased 14% in Q1 2005 year-on-year.
- Advertising revenues increased 13% year-on-year: TV up 12%, Radio up 28%, Outdoors down 3% and Others up 69%.
- TVI maintained its leadership in share of advertising market.
- Consolidated EBITDA increased 60% to €7.1 million.
- EBITDA margin went up 4.2 p.p. to 14.7% in Q1 2005.
- Consolidated EBIT increased 192% to €4.3 million.
- Net result improved €4.7 million from Q1 2004 to €1.3 million.
- Numbers for 2005 are prepared under IAS/IFRS accounting standards, and Q1 2004 has been restated applying consistent accounting principles.

Lisbon, 4th of May, 2005

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer



1. Analysis of consolidated income statement

For the period ending March 31st, 2005, Media Capital Group reported **consolidated revenues** of €48.3 million, a 14% year-on-year increase and **EBITDA (net of all provisions)** of €7.1 million, up 60% from Q1 2004.

Operating income (EBIT) went up from €1.5 million last year to €4.3 million in Q1 2005, an increase of 192%. **Net result** improved €4.7 million from negative €3.4 million to positive €1.3 million in Q1 2005.

The strong growth in consolidated revenues was due to a 13% growth in advertising with TV up 12%, Radios up 28 %, Outdoors down 3% and Other up 69%. Such growth has been based in four main aspects, namely the favourable trend in the advertising market underpinned by improved economic growth expectations, an enhanced commercial strategy, the continued reduction in agency commissions and the contribution of the electoral campaign airtime revenues.

The 76% increase in newsstand revenues and 9% growth in other non-advertising revenues also contributed to overall revenue growth.

(€ thousands)	Q1 05	Q1 04	Var %	Q1 04 PGAAP
Total operating revenue	**48,291**	**42,304**	**14%**	**45,387**
Television	33,193	28,038	18%	30,879
Radio	3,307	2,687	23%	2,742
Outdoors	3,438	3,553	-3%	3,620
Others	8,353	8,025	4%	8,145
Total operating expenses	41,173	37,865	9%	39,410
EBITDA	**7,118**	**4,439**	**60%**	**5,976**
EBITDA margin	**14.7%**	**10.5%**	**4.2%**	**13.2%**
Television	7,903	5,095	55%	6,375
Radio broadcasting	285	126	127%	150
Outdoors	(321)	129	N/A	188
Others	(749)	(911)	18%	(737)
Depreciation and amortisation	2,828	2,969	-5%	3,538
Amortisation of goodwill	0	0	N/A	2,479
Operating income (EBIT)	**4,290**	**1,470**	**192%**	**(41)**
Financial expenses, net	2,686	5,198	-48%	5,914
Extraord. (income)/expenses, net	0	0	N/A	65
Profit / (Loss) before inc. tax/ min. interests	**1,604**	**(3,728)**	**N/A**	**(6,019)**
Income tax for the period	(759)	568	N/A	550
Minority interests	477	(240)	N/A	(240)
Net profit / (loss) for the period	**1,322**	**(3,399)**	**N/A**	**(5,710)**



Operating expenses were up 9%, following higher non-advertising sales in the TV segment (€1.1 million higher costs), higher programming costs (€0.7 million) mainly related with the Superliga football matches, €0.3 million of payroll in TV segment (including certain one-off indemnity costs), higher marketing costs in Radios (€0.1 million) mainly due to timing differences in the marketing strategy and rental costs (€0.1 million) from radio retransmission agreements in order to increase coverage. Concession costs in Outdoors increased €0.3 million due to renegotiation and extension of contracts in the public transportation network and also due to timing differences in some of these concession costs.

The success of the promotions in Press led to higher costs related to complementary product sales (€1.5 million) and the associated marketing campaigns (€0.6 million) which in turn were partially offset by cost reductions in the Internet business including a decrease of €2.1 million in interconnection costs in line with the anticipated gradual reduction in this activity.

Depreciation and amortisation decreased 5%.

Financial expenses were down 48% mainly due to a 65% decrease (€2.6 million) in interest and other related expenses, following the reduction in total debt post-IPO from €218 million in March 2004 to €125 million in March 2005.

Income tax (mostly non cash) was booked due to the adjustments to the positive pre-tax gains. The effective tax rate is higher than the nominal rate (27,5%) because certain financial costs at the holding are not tax deductible under Portuguese tax regulations and also due to the autonomous taxation that is considered for certain cost items.

2. Television

(€ thousands)	Q1 05	Q1 04	Var %	Q1 04 PGAAP
Operating revenue	**33,193**	**28,038**	**18%**	**30,879**
Advertising	28,059	25,028	12%	26,210
Variation of production	0	0	N/A	1,659
Other revenues	5,134	3,011	71%	3,011
Operating Expenses	**25,290**	**22,943**	**10%**	**24,503**
EBITDA	**7,903**	**5,095**	**55%**	**6,375**
EBITDA margin	23.8%	18.2%		20.6%
Depreciation and amortisation	1,630	1,674	-3%	1,674
Operating income (EBIT)	**6,273**	**3,421**	**83%**	**3,842**

TV segment includes TV broadcasting, TV production and non-advertising TV related activities.

In Q1 2005, and based on data from Marktest, the audiences of the FTA television were relatively balanced, mainly in prime time, although with TVI showing a decrease when compared to the same period in 2004. It should also be mentioned that the difference in TVI's share in prime time relative to Q1 2004 was largely compensated



by increases in other important time slots like the lunch period (between 12:00 and 15:00) and also in access to prime time period (between 18:00 and 20:00).

Audiences (%)	RTP1	a2:	SIC	TVI
All day				
Q1 04	28.8	4.4	33.4	**33.3**
Q1 05	28.4	5.4	34.3	**31.8**
Prime time				
Q1 04	27.6	4.2	30.4	**37.7**
Q1 05	26.6	5.0	34.7	**33.7**

Source: Marktest

The second edition of "Quinta das Celebridades" (reality show based on "the Farm" format) started on the 20th of March. This program has once again attracted the regular attention of more than 1 million Portuguese viewers, who follow the daily life in the most famous Portuguese farm. The compact daily broadcasts of the "Quinta das Celebridades" have had audience shares above 35%, and the live Sunday show has a share of over 40%, clearly the leader in that period of the day. Among the regular programs, those with the most relevant contribution in Q1 were the transmissions of the Superliga soccer games, the humor of "Batanetes" and "Prédio do Vasco" and the Portuguese fiction that continues to obtain good performances, including the soap operas and series like "Inspector Max".

Advertising revenues in TVI grew 12% year-on-year in Q1 2005 despite the decrease in audience shares. This growth was achieved due to the growth of the advertising market and lower agency commissions, through higher occupancy rates and better pricing conditions. The electoral campaign that took place in February also had a positive contribution to the revenue increase in Q1. TVI maintained its leadership in terms of advertising market share in the period.

Other revenues have showed a good performance, increasing 71% in the period, mainly due to higher CD sales (which represent the bulk of the other TV revenues) and call-TV. The agreement signed with Warner Music in November 2004 has allowed CD sales to increase almost three-fold in the quarter.

Operating expenses in the TV segment were up 10% or €2.4 million in the period, of which:

- Costs associated with non-advertising revenues were up €1.1 million;
- Total programming costs increased €0.7 million year-on-year mainly due to the costs with Superliga games;
- €0.3 million from increase in payroll, including annual salary increase (€0.1 million), higher accrual for bonus and commissions (€0.1 million) and indemnity costs (€0.1 million).

Consolidated EBITDA of the TV segment grew 55% year-on-year with EBITDA margins increasing from 18.2% to 23.8%.

Consolidated EBIT of the TV segment grew 83% year-on-year, reaching €6.3 million in Q1 2005.



3. Radio

(€ thousands)	Q1 05	Q1 04	Var %	Q1 04 PGAAP
Operating revenue	**3,307**	**2,687**	**23%**	**2,742**
Advertising	3,281	2,564	28%	2,619
Other revenues	26	124	-79%	124
Operating Expenses	**3,022**	**2,562**	**18%**	**2,593**
EBITDA	**285**	**126**	**127%**	**150**
EBITDA margin	8.6%	4.7%		5.5%
Depreciation and amortisation	315	319	-1%	319
Operating income (EBIT)	**(30)**	**(194)**	**84%**	**(472)**

Media Capital Radios (MCR) combined audience share decreased 1.0 pp. from 24.4% in Q1 2004 to 23.4% in Q1 2005, in a period where political instability favoured audiences in the "news" radio stations. Compared with last quarter of 2004 combined audience share increased 1.8 pp. from 21.6%.

MCR benefited from the positive trend in its audience share in recent quarters and was able to increase its advertising revenues above the market.

MCR's total **advertising revenues** were up 28% vs. Q1 2004, following higher occupancy rates and improved pricing conditions, in line with aforementioned trend in the Group's radios audience shares.

Total operating expenses were up 18% mainly due to the anticipation of some marketing costs (€0.1 million) and to the increment in retransmission agreements related costs (€0.1 million) supporting the Group's strategy of increasing its existing coverage.

Consolidated EBITDA of Media Capital's radio operation more than doubled year-on-year, thanks to a significantly stronger market position. The EBITDA margin was up by 3.9 p.p. to 8.6%.

Consolidated EBIT showed an 84% improvement on last year and was almost at breakeven.



4. Outdoor

(€ thousands)	Q1 05	Q1 04	Var %	Q1 04 PGAAP
Operating revenue	**3,438**	**3,553**	**-3%**	**3,620**
Advertising	3,434	3,553	-3%	3,620
Other revenues	4	0	N/A	0
Operating Expenses	**3,759**	**3,424**	**10%**	**3,432**
EBITDA	**(321)**	**129**	**N/A**	**188**
EBITDA margin	-9.3%	3.6%		5.2%
Depreciation and amortisation	278	256	8%	261
Operating income (EBIT)	**(599)**	**(127)**	**-372%**	**(399)**

Media Capital Outdoor (MCO) total **advertising revenue** was down 3% from Q1 2004. This performance achieved by MCO was partially driven by a slowdown in the outdoor advertising market in this period mainly caused by the electoral campaign of January and February. Contrary to other segments, Outdoor loose out during election campaigns, due the fact that political parties are especially active in outdoor advertising and are allowed to put up their own promotional networks leading to reductions in occupancy rates as advertisers tend to hold back on their outdoor advertising investments.

MCO TV (Television network in subway stations) was launched in January 2005 and shown to be harder to market than anticipated. Being a totally new media product without proven effectiveness its take off pace has been below the Group's initial expectations. However the Group is confident in this product's potential and expects that its contribution will be very positive as it gains visibility and overcomes the initial advertiser's reserves inherent to all new products.

Operating costs increased 10% mainly due to the renegotiation and extension of long-term agreements in the public transportation network (€0.1 million), timing differences in anticipated concessions costs (€0.1 million) and MCO TV's non-existent in Q1 2004 (€0.1 million).

Consolidated EBITDA loss in MCO of €0.3 million and **Consolidated EBIT** declined by €0.5 million year-on-year.



5. Others

(€ thousands)	Q1 05	Q1 04	Var %	Q1 04 PGAAP
Operating revenue	**8,353**	**8,025**	**4%**	**8,145**
Advertising	1,207	715	69%	719
Subscriptions and newsstand	2,381	1,358	75%	1,474
Other revenues	4,764	5,953	-20%	5,953
Operating Expenses	**9,101**	**8,937**	**2%**	**8,882**
EBITDA	**(749)**	**(911)**	**18%**	**(737)**
Depreciation and amortisation	605	719	-16%	1,283
Operating income (EBIT)	**(1,354)**	**(1,630)**	**17%**	**(3,012)**

Internet operations, magazine publishing and certain central costs, are included in this segment.

Advertising revenues were up 69% in Q1 2005, reflecting the good performance in the flagship magazine Lux (closing the gap from the previous increase in circulation and the release of those figures to the market) whose audiences climbed from 3.4% in Q1 2004 to 4.1% in Q1 2005. Lux Woman was up from 2.1% in Q1 2004 to 2.9% in Q1 2005. This outstanding performance allowed Lux Woman to climb to the top spot in audiences in its segment. Maxmen climbed from 3.7% in Q1 2004 to 4.8% in Q1 2005 increasing its segment leadership. The bulk of advertising revenues come from press, although the Internet business has increased its contribution.

Subscriptions and newsstand revenues were up by 75%, mainly as a result of the launch of the successful Maxmen comic books, a 36% increase in circulation of Maxmen, a 34% increase in circulation of Lux Woman and the launch in November 2004 of the new magazine "Fotochoque".

Other revenues declined 20% mainly due to the expected fall in active users and minutes in the Internet Service Provider business following the closure of the broadband internet operation. In Q1 2005, the other revenues line contains complementary product sales from the Group's magazine operations, with the good performance in these sales offsetting part of the decline in Internet revenues.

Operating Costs were up 2% in Q1 2005, with the costs related to the sale of magazine associated products, new magazines, increase in circulation and higher accrual for bonuses along with costs related to the analysis of business investment opportunities (including the abandoned acquisition of Lusomundo Media), being partially offset by the decrease in the variable costs of the *Internet Service Provider* operation.

EBITDA improved 18% year-on-year, mainly as a result of improved margins in the *Internet Service Provider* business, following the renegotiation of contracts with the communication infrastructure suppliers, as well as the good performance in the Press division.

Consolidated EBIT of the segment improved 17% year-on-year.



6. Cash movements

(€ thousand)	Q1 05	Q1 04	Var %	Q1 04 PGAAP
Operating activities				
Receipts	58,472	53,297	10%	54,606
Payments	(55,225)	(50,354)	10%	(50,355)
Cash flows op. activities (1)	**3,247**	**2,943**	**10%**	**4,251**
Investing activities				
Receipts	1	2,503	-100%	2,503
Payments	(5,166)	(9,858)	-48%	(9,858)
Cash flows inv. activities (2)	**(5,165)**	**(7,355)**	**30%**	**(7,355)**
Financing activities				
Receipts	2,535	4,311	-41%	4,311
Payments	(2,868)	(4,819)	-40%	(6,127)
Cash flows fin. activities (3)	**(333)**	**(508)**	**34%**	**(1,816)**
Variation of cash (4) = (1) + (2) + (3)	(2,251)	(4,920)		(4,920)
Cash at the begining of the period	5,329	9,055		9,055
Cash at the end of the period	**3,078**	**4,135**		**4,136**

Cash flow from operating activities increased €0.3 million in Q1 2005, reaching €3.2 million against €2.9 million last year. The 10% improvement in operating receipts derives from a growth of 14% in operational revenues partially offset by some delay in collections, which will be recovered in next periods. The variance in operational payments is mainly related with the variance in the year's operational costs and in part to the recovery in payments due from the previous year.

Cash flows from investing activities amounted to €5.2 million in Q1 2005. The payments are explained by €1.9 million in payments of financial investments (referring to the radio expansion projects, TCS and other acquisitions made in prior periods), €2.6 million of tangible capex (including payments from 2004 year end purchases) and €0.5 million of intangible capex mainly referring to acquisitions made in prior periods.

Cash flow from financing activities in Q1 2005 resulted mainly from €1.7 million of debt increase, €0.7 million of interest paid and other payments related to financial charges (€1.3 million) including mainly swaps and banking fees and commissions.



7. Debt

(€ thousands)	Mar-05	Dec-04	Change	Var %	Dec 04 PGAAP
Total Group debt	**124,532**	**122,877**	**1,655**	1%	**128,437**
Senior facility	114,198	111,351	2,847	3%	116,853
Other debt	10,334	11,526	-1,192	-10%	11,584

Media Capital debt was basically unchanged in the period with investments financed by cash flow and cash on hand.

8. Guidance for 2005

Media Capital is not changing its guidance under IAS/IFRS accounting standards.

Advertising Market (var %)		**4 – 6 %**
Television Market		=
Radio Market		>
Outdoor Market		<
Advertsing revenues (var%)		
Group	-----------	8 – 10 %
TV	-----------	4 – 6 %
Radio	-----------	17 – 19 %
Outdoor	-----------	25 – 28 %
Other	-----------	8 – 10 %
EBITDA margins		
Group	-----------	22 – 24 %
TV	-----------	30 – 33 %
Radio	-----------	21 – 24 %
Outdoor	-----------	19 – 22 %
Other	-----------	~ break even
Other financials		
Total Debt	-----------	2.5 – 3.0 x EBITDA
Maintenance capex	-----------	3.5 – 4.0% x Rev.
Growth / Investment Capex	-----------	0.5 – 1.0 % x Rev.
Cost of Debt	-----------	5 – 6 %



CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE PERIOD ENDED 31 MARCH 2005 (IFRS) and 31 MARCH 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	March 2005 (IFRS)	March 2004 (IFRS)	Transition impacts	March 2004 (PGAAP)
Advertising revenue	35,982	31,860	(1,308)	33,168
Subscriptions and newsstand revenue	2,381	1,358	(117)	1,475
Other operating revenue	9,928	9,086	(1,658)	10,744
Total operating revenue	48,291	42,304	(3,083)	45,387
Cost of goods sold	8,466	5,302	(1,658)	6,960
Subcontracts and third party supplies	20,286	21,286	37	21,249
Payroll expenses	11,558	10,255	8	10,247
Depreciation	2,828	2,969	(570)	3,539
Amortisation of goodwill	-	-	(2,479)	2,479
Provisions	84	153	(72)	225
Other operating expenses	779	868	139	729
	44,001	40,833	(4,595)	45,428
Net operating profit (loss)	4,290	1,471	1,512	(41)
Financial expenses, net	2,686	5,198	(716)	5,914
Extraordinary (income) / expenses, net	-	-	(65)	65
	2,686	5,198	(781)	5,979
Profit (loss) before income tax	1,604	(3,727)	2,293	(6,020)
Income tax expenses	759	(568)	(18)	(550)
Profit (loss) for the year	845	(3,159)	2,311	(5,470)
Attributable to:				
Equity holders of the Company	1,322	(3,399)	2,311	(5,710)
Minority interest	(477)	240	-	240
	845	(3,159)	2,311	(5,470)



CONSOLIDATED BALANCE SHEET AS OF 31 MARCH 2005 (IFRS)
AND 31 DECEMBER 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	March 2005 (IFRS)	December 2004 (IFRS)	Transition impacts	December 2004 (PGAAP)
ASSETS				
Non-Current Assets				
Property, plant and equipment	35,565	37,040	-	37,040
Intangible assets	9,839	10,093	(11,950)	22,043
Goodwill	174,199	168,913	12,019	156,894
Transmission rights and TV programs	50,249	47,994	47,994	-
Deferred income tax assets	19,811	20,718	20,718	-
Investments in associates	1,026	5,463	(1,663)	7,126
Other non-current assets	5,954	5,271	2,270	3,001
	296,643	295,492	69,388	226,104
Current Assets				
Inventories	1,265	1,184	-	1,184
Trade and other receivables	43,562	41,209	(68,715)	109,924
Derivative financial instruments	-	24	24	-
Cash and cash equivalents	3,078	5,329	-	5,329
	47,905	47,746	(68,691)	116,437
Total Assets	344,548	343,238	697	342,541
EQUITY				
Share Capital	7,449	7,449	-	7,449
Share premium	187,724	187,724	(10,205)	197,929
Other reserves	9,308	9,308	438	8,870
Retained earnings	(95,175)	(104,627)	-	(104,627)
Profit for the period	1,322	9,452	15,254	(5,802)
Equity attributable to equity holders	110,628	109,306	5,487	103,819
Minority interests	2,695	3,173	-	3,173
Total Equity	113,323	112,479	5,487	106,992
LIABILITIES				
Non-Current Liabilities				
Borrowings	104,884	102,078	(6,818)	108,896
Derivative financial instruments	2,009	2,201	2,201	-
Deferred income tax liabilities	1,944	2,092	2,092	-
Provisions for other risks and charges	6,556	6,723	-	6,723
Other non-current liabilities	9,902	10,618	2,395	8,223
	125,295	123,712	(130)	123,842
Current Liabilities				
Trade and other payables	42,380	42,820	(5,578)	48,398
Public entities	7,984	11,716	-	11,716
Borrowings	16,396	17,218	1,463	15,755
Other current liabilities	39,170	35,293	(545)	35,838
	105,930	107,047	(4,660)	111,707
Total Liabilities	231,225	230,759	(4,790)	235,549
Total Equity and Liabilities	344,548	343,238	697	342,541



CONSOLIDATED STATEMENT OF CASH FLOW FOR THE PERIOD ENDED 31 MARCH 2005 (IFRS) and 31 MARCH 2004 (IFRS and PGAAP)

(Amounts stated in Euro thousand)

	March 2005 (IFRS)	March 2004 (IFRS)	Transition impacts	March 2004 (PGAAP)
Collections from clients	58,472	53,297	(1,308)	54,605
Payments to suppliers	(32,898)	(28,973)	-	(28,973)
Payments to employees	(10,698)	(10,331)	-	(10,331)
Cash flow from operations	14,876	13,993	(1,308)	15,301
Other payments relating to operating activities, net	(11,629)	(11,050)	(401)	(10,649)
Cash flow before extraordinary items	3,247	2,943	(1,709)	4,652
Payments relating to other operating items	-	-	401	(401)
Cash flows from operating activities (1)	3,247	2,943	(1,308)	4,251
INVESTING ACTIVITIES:				
Receipts resulting from:				
Fixed assets	1	2,429	-	2,429
Subsidies for investments	-	74	-	74
	1	2,503	-	2,503
Payments resulting from:				
Financial investments	(1,949)	(7,218)	-	(7,218)
Fixed assets	(2,573)	(2,189)	-	(2,189)
Intangible assets	(494)	(451)	-	(451)
Loans to affiliated companies	(150)	-	-	-
	(5,166)	(9,858)	-	(9,858)
Cash flows from investing activities (2)	(5,165)	(7,355)	-	(7,355)
FINANCING ACTIVITIES:				
Receipts resulting from:				
Loans obtained	2,500	3,963	-	3,963
Interest and similar income	35	348	-	348
	2,535	4,311	-	4,311
Payments resulting from:				
Loans repaid	(886)	(2,138)	-	(2,138)
Interest and related expenses	(726)	(1,493)	911	(2,404)
Other financial expenses	(1,256)	(1,188)	397	(1,585)
	(2,868)	(4,819)	1,308	(6,127)
Cash flows from financing activities (3)	(333)	(508)	1,308	(1,816)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(2,251)	(4,920)	-	(4,920)
Cash and equivalents at the begining of the year	5,329	9,055	-	9,055
Cash and equivalents at the end of the year	3,078	4,135	-	4,135


Media Capital

GRUPO MEDIA CAPITAL.SGPS, SA

Sociedade Aberta

Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras

Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17831 (Oeiras)

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.606.186,20 euros

ANNOUNCEMENT

During Media Capital's Investor Day, on February 20th 2006, the company presented its estimates on the advertising market, the segments where the company operates and the Group's businesses evolution.

Regarding the market and its segments, Media Capital estimates for 2006:

- Total advertising market's growth ranging between 1% and 2%, similar to 2005 growth
- TV's advertising spend growing in line with the market
- Limited advertising spend growth in radios, possibly below the market
- Outdoors' advertising spend with limited growth too
- Magazine's advertising spend growing in line with the market
- Strong advertising growth on internet

In what concerns to Media Capital's revenues for 2006, the company estimates:

- Group's advertising revenues expected to grow above the market, gaining market share
- Stable TV total revenues
- MCR outperforming radio segment's growth
- MCO's revenues increasing above Outdoor market's growth
- MCE's top line outperforming non-daily press
- Increasing weight of non-advertising sources of revenues

Media Capital's costs in 2006 are expected to be driven by:

- Stable TV's programming costs, under similar market conditions
- Higher efficiency on TV production
- Controlled marketing costs on Radios but more effective
- Cost control on Outdoor, Internet and radio operations
- Implementation of "Project One", which will centralise several business units' finance and administrative departments

The company will limit Capex in Media Capital to the minimum required levels. Capex will focus on the implementation of efficiency programs.

Queluz de Baixo, February 20th 2006

Grupo Media Capital



Changes in the Corporate functions of Grupo Media Capital

Grupo Media Capital has just restructured some of its corporate functions in order to focus its resources and processes and reinforce its capacity to overcome the upcoming market challenges for the Group:

- Mr. Miguel Gil, Member of the Board of Directors and Deputy CEO, will oversee the coordination of the contents and editorial area, and will be in charge of the institutional relations of the Media Capital Group;
- Mr. Juan Herrero, was appointed Chief Operating Officer ("COO") in charge of the coordination of the operational activity of the Group companies;
- Mrs. Olívia Mira, so far the Finance Director of TVI, was appointed Finance Director of Grupo Media Capital, and will be in charge of the financial and administrative areas of the Group.

Mr. Manuel Polanco, CEO of Grupo Media Capital, highlighted the professionalism showed by this managers and explained these changes with the need to ensure that the company will continue its path to become leader of the media sector in Portugal.

Queluz de Baixo, December 22, 2005

Grupo Media Capital

Media Capital owns TVI, the leading Portuguese free-to-air TV broadcasting channel, and has a controlling interest in the NBP group, the leading Portuguese TV production company. Media Capital also has significant market positions and operations in radio and outdoor advertising, and also has a presence in the Internet through IOL, its ISP and portal, in magazine publishing and in music edition and distribution. Media Capital SGPS, SA is listed in the Euronext Lisbon and is part of the PSI 20 – the main stock index in Portugal.


Media Capital

Elmar Heggen and Miguel Gil appointed as new Board members of Grupo Media Capital

Grupo Media Capital, SGPS, SA (GMC) informs about the key decisions taken and approved today in the meeting of the Board of Directors:

- Mr. Augusto de Athayde Soares D' Albergaria and Mr. Bo Nilsson renounced last December 13 and 14, respectively, to their positions of Board members of GMC;
- Mr. Elmar Heggen (on behalf of RTL) and Mr. Miguel Gil (on behalf of Grupo Prisa) were appointed Board members of GMC, replacing Mr. Augusto de Athayde Soares D' Albergaria and Mr. Bo Nilsson. These appointments will be submitted to confirmation in the next Shareholders meeting.

Commenting the new composition of Grupo Media Capital Board, the Group Chairman, Mr. Miguel Pais do Amaral, said that "the new composition of the company Board, which now includes representatives of its two main shareholders, will leave the company in a better position to cope with the challenges it has to face in the near future."

Queluz de Baixo, December 14, 2005

Grupo Media Capital

Mr. Elmar Heggen works for RTL Group since 2000 and is currently Executive Vice President for Regional Operations and Development. Mr. Heggen obtained a degree on Business Management from the European Business School in Germany and has an MBA from the Wales University. Before joining the RTL Group, he worked for Felix Schoeller in Germany and in the UK. Within the RTL Group, and before his current position, Mr. Heggen was also Senior Vice President for Group Strategy & Controlling of the Group.

Mr. Miguel Gil Peral works for Grupo Prisa since 1996 and, until recently, was Chief of Staff of Grupo Prisa's Chairman and CEO. Between 1982 and 1996 he worked for the Spanish Government, namely as Secretary of the Government Spokesman. Within Grupo Prisa, Mr. Gil was Director of Corporate Development and Strategy and Director of Corporate Relations. He is also a Board member of Iberbanda, GMI and GMP (companies from Grupo Prisa). Before, Mr. Gil was also Board member of Repsol, Cadena SER and two companies from the Nelson Taylor Sofres Group – Redecampos and Demoscopia. Additionally, Mr. Gil is since 2002 the Secretary of *Foro Iberoamérica*.

Media Capital owns TVI, the leading Portuguese free-to-air TV broadcasting channel, and has a controlling interest in the NBP group, the leading Portuguese TV production company. Media Capital also has significant market positions and operations in radio and outdoor advertising, and also has a presence in the Internet through IOL, its ISP and portal, in magazine publishing and in music edition and distribution. Media Capital SGPS, SA is listed in the Euronext Lisbon and is part of the PSI 20 – the main stock index in Portugal.



Manuel Polanco and Juan Luis Cebrián appointed as new Board members of Grupo Media Capital

Grupo Media Capital, SGPS, SA (GMC) informs about the key decisions taken and approved today in the meeting of the Board of Directors:

- Mr. Jared Scott Bluestein and Mr. Javier Aguirre Nogues renounced last November, 9 to their positions of Board members of GMC;
- Mr. Manuel Polanco and Mr. Juan Luis Cebrián were appointed Board members of GMC, replacing Mr. Jared Scott Bluestein and Mr. Javier Aguirre Nogues. These appointments will be submitted to confirmation in the next Shareholders meeting;
- Mr. Manuel Polanco was appointed as CEO of GMC;
- Mr. Francisco Sá Carneiro was appointed Company Secretary, replacing Mr. João Miguel Raminhos de Matos until 2007.

Queluz de Baixo, November 15, 2005

Grupo Media Capital

Mr. Manuel Polanco Moreno is a Director of Grupo Prisa and Director of several of its subsidiaries, including Pretesa (Localia TV), Antena 3 Radio, the sports daily AS and the publishing company Dédalo Grupo Gráfico. Mr. Polanco obtained a BS in Business Management and Economics with a major in International Finances from the Universidade Autónoma de Madrid in Spain. He developed his whole professional career at Grupo Prisa, mainly managing Prisa subsidiaries in the Latin América and in the US. In 1991 he was appointed CEO of Santillana editing company in Chile and in Peru, in 1993 Managing Director of the Mexican daily newspaper La Prensa and also in charge of the launch of the edition of the daily newspaper El País in México. In 1996, Mr. Polanco moved to Miami where he became the Head of the international business of Grupo Santillana, overseeing the business of its 21 companies in Latin America and US. He came back to Spain in 1999 as CEO of GDM (the first multimedia Sales platform in Spain) and also CEO of GMI (Grupo Prisa's sub-holding that includes its thematic press titles – including the sports daily AS, the financial newspaper Cinco Dias and several magazines – and regional press titles). In 2001, Mr. Polanco became part of the top management team that of Unidad de Medios España, overseeing Cadena SER rádio and the local TV network where Prisa is a key shareholder Localia TV.

Mr. Juan Luís Cebrián Echarri is the CEO of Grupo Prisa, a journalist, academic and writer with several essays and books edited. After studying Humanidades at the Universidad Complutense in Madrid, he obtained a BS from the Escuela Oficial de Periodismo in Spain in 1963. He founded in 1963 the magazine Cuadernos para el dialogo, and was also chief editor and sub-director of the Madrid newspapers Pueblo and Informaciones until 1975. In the meantime, he was also the head of News Programming of TVE – Televisión Española. Mr. Cebrián co-founded and was the chief-editor of the daily newspaper El País since its beginning in 1976. He was appointed to his current position in 1988 and continues to be CEO of El País, Vice President of Cadena SER and Sogecable – a company that he also managed as CEO since its launch in 1989 until 1999. Mr. Cebrián was also recently appointed as Board member of the Le Monde following the increase of Grupo Prisa shareholding position on the company that edits this French daily newspaper. Mr. Cebrián received several journalist awards in his career and he is member of the Real Academia Española de Lengua, Knight of Arts in France and Honorary Professor at the Universidade Iberoamericana in Santo Domingo.

Media Capital owns TVI, a leading Portuguese free-to-air TV broadcasting channel, and has a controlling interest in the NBP_group, the leading Portuguese TV production company. Media Capital also has significant market positions and operations in radio and outdoor advertising, and also has a presence in the Internet through IOL, its ISP and portal, in magazine publishing and in music edition and distribution. Media Capital SGPS, SA is listed in the Euronext Lisbon and is part of the PSI 20 – the main stock index in Portugal.

Grupo Media Capital, SGPS, SA
Capital Social: € 7. 606.186,20
Sociedade Aberta

Contribuinte N° 502 816 481

Matriculada na Conservatória do Registo Comercial de Cascais sob o N° 17831

Sede:
Rua Mário Castelhano, N° 40
Queluz de Baixo
2734-502 Barcarena

Tel: 21 434 59 04/ 07
Fax: 21 434 59 01

Lisbon, 3 de November 2005

SHAREHOLDERS OF VERTIX – SGPS, S.A. INFORM EXERCISE OF PUT OPTION

INFORMATION

For the purposes of, *inter alia*, Article 19 of the Portuguese Securities Code it is made public that Miguel Maria de Sá Pais do Amaral, Berggruen Holdings Ltd and Courical Holding BV ("Shareholders"), holders of the entire share capital of Vertix SGPS, S.A ("Vertix"), which in turns holds 27,889,349 shares representing 33% of the share capital and 33% of the voting rights of Grupo Media Capital SGPS, SA, have exercised on the date hereof the put option granted by Promotora de Informaciones, S.A. ("Prisa") to the shareholders by an agreement entered into on 21 July 2005.

As a result of the exercise of the said put option the entire share capital of Vertix will be sold to Prisa, the purchase and sale to take place on 8 November 2005.

____

Miguel Maria de Sá Pais do Amaral

____

Berggruen Holdings Ltd

____

Courical Holding BV

//


Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras

Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17.831 (Oeiras)

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.512.282,72 euros

ANNOUNCEMENT

In face of the news published today, Grupo Media Capital, SGPS, SA, wishes to inform that it has no knowledge of a tender offer being launched over its capital.

Lisboa, 29 de Agosto de 2005

The Issuer,

Lisbon, 21st July 2005

MEDIA CAPITAL SHAREHOLDERS GIVE NOTIFICATION OF AGREEMENTS SIGNED WITH GRUPO PRISA

For purposes, in particular, of compliance with article 19 of the Portuguese Securities Code, we hereby inform that on July 21st 2005, Miguel Maria Sá Pais do Amaral ("Miguel Pais do Amaral"), Nicolas Berggruen, Courical Holding BV ("Courical"), Berggruen Holdings Ltd ("Berggruen Holdings"), Partrouge SGPS, S.A. ("Partrouge") and Promotora de Informaciones, S.A. ("Prisa") executed a number of agreements. Through these agreements:

a) Miguel Pais do Amaral, Courical Holding BV and Berggruen Holdings Ltd grant Prisa a pre-emption right over the shares which they hold in Vertix, SGPS, S.A (Vertix) and which together represent the total share capital of this company. This pre-emption right is valid for a period of 24 months from this date.

Vertix is at this date holder of 24,072,813 shares which represent 28.48% of the share capital of the company Grupo Media Capital, SGPS, S.A. ("Media Capital"). Vertix is also attributed, at this date, in accordance with article 20 of the Portuguese Securities Code, 12.26% of the voting rights over the Media Capital shares, due to Vertix being a party to a Shareholders' Agreement with several other Media Capital shareholders and to Vertix being holder of call option rights over Media Capital shares belonging to Caixa Geral de Depósitos S.A., Companhia de Seguros Fidelidade Mundial, S.A. and Banco Espírito Santo. These agreements have already been made public;

b) Miguel Pais do Amaral, Courical, Berggruen Holdings and Partrouge grant Prisa a pre-emption right over Media Capital shares representing a maximum of 13.32% of its respective share capital which they hold or will hold. This pre-emption right shall become effective in regard to Media Capital shares currently held by the abovementioned shareholders on the date the exercise of the below described Put Option over shares representing Vertix share capital may take place. The pre-emption right over Media Capital shares that may subsequently be acquired by the shareholders shall become effective on the date these shares are acquired. This pre-emption right has a maximum duration of 39 months from the date of the potential acquisition by Prisa of the shares representing Vertix share capital.

c) In consideration for each of the abovementioned pre-emption rights, Prisa grants:

(i) Miguel Pais do Amaral, Courical and Berggruen Holdings a Put Option over the total Vertix share capital which may be exercised in the period between 3 and 6 months from this date. Exercising this Put Option is conditional upon Vertix holding 33% (but not over 33%) of Media Capital share capital and voting rights on the date in which the option may be exercised. Should this put option be exercised, Prisa will pay in consideration for the acquisition of the total of Vertix share capital the amount of Euros 189,559,467 (subject to adjustment should there be a variance in Vertix's net debt amount on the date of the acquisition). It will also deliver to the sellers shareholdings in Prisa División Internacional, SL (affiliated company of Prisa which groups its current media investments of an international nature) representing 24% of its share capital;

(ii) Miguel Pais do Amaral, Courical, Berggruen Holdings and Partrouge, a Put Option over a total amount of Media Capital shares representing a minimum of 12% and a maximum of 13.32% of the respective share capital which they hold or will hold. Exercising this put option is dependant upon Prisa having acquired the total Vertix share capital as a result of having previously exercised its put option over the abovementioned Vertix shares. This put option may be exercised in the period between 24 and 27 months from the date of Prisa's potential acquisition of the shares representing Vertix share capital.

//

Should Prisa, or a third party appointed by Prisa to acquire the shares, exercise this put option, Prisa shall pay in consideration an amount to be set between a minimum amount of Euros 71,278,077 and a maximum amount of Euros 79,118,662.

Prisa may, as a result of the market price of the Media Capital shares at the time the Put Option is potentially exercised, opt to acquire the shares, extend the deadline for the purchase of the shares for a maximum period of 12 months or to designate a third party to effect this acquisition.

The parties further agree, should the Put Option over the Vertix shares be exercised:

a) to grant Miguel Pais do Amaral, Courical and Berggruen Holdings a put option over the shareholdings they will acquire in Prisa División Internacional, SL which may be exercised in the period between 12 and 14 months from the date of the exchange, for a price of Euros 45,000,000;

b) to grant Prisa a call option over the shareholdings representing the share capital of Prisa División Internacional, SL referred to in the number above, which may be exercised in the period between 14 and 26 months from the date of the exchange, for a price of Euros 45,000,000.

______________________________ ____________________

Miguel Pais do Amaral Nicolas Berggruen

//


Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua Mário Castelhano, n.º 40, Barcarena, Oeiras

Matriculada na Conservatória do Registo Comercial de Cascais sob o n.º 17.831 (Oeiras)

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.512.282,72 euros

ANNOUNCEMENT

SHARE CAPITAL INCREASE – PUBLIC DEED AND CHANGE IN REGISTERED OFFICE

In compliance with CMVM's regulation no. 4/2004, Grupo Media Capital SGPS, SA informs that it completed today a public deed regarding a share capital increase to € 7,606,186.20, relative to the issuance of 1.043.372 shares. The share capital increase is in accordance with point 9 of the agenda approved by the Annual General Meeting of April 22nd, 2005. In the approval of this share capital increase, Shareholders waived their pre-emption right.

The deed will now have to be registered with the Commercial Register Officer, after which the issuance of shares will take place.

Grupo Media Capital SGPS, SA also informs that is has registered with the Commercial Register Officer, the changes to its Articles of Association approved by the Annual General Meeting of April 22nd, 2005, namely the change of its registered office to Rua Mário Castelhano nº 40, Barcarena, Oeiras.

Lisbon, July 21st, 2005

The Issuer


Media Capital

GRUPO MEDIA CAPITAL SGPS, SA

Sociedade Aberta

Sede: Rua das Amoreiras, n.º 105, Lisboa

Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891

Pessoa Colectiva n.º 502 816 481

Capital Social: 7.448.832,72 euros

ANNOUNCEMENT

SHARE CAPITAL INCREASE – PUBLIC DEED

In compliance with CMVM's regulation no. 4/2004, Grupo Media Capital SGPS, SA informs that it completed today a public deed regarding a share capital increase of 705.000 shares. The share capital increase is in accordance with point 8. of the agenda approved by the Annual General Meeting of April 22nd, 2005. In the approval of this share capital increase, Shareholders waived their pre-emption right.

The deed will now have to be registered with the Commercial Register Officer, after which the issuance of shares will take place.

Lisbon, June 27th, 2005

The Issuer

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

COMMUNICATION OF RELEVANT FACT

Communication regarding impact of International Accounting Standards

In the terms and for the effects of article 248, number 1 of Portuguese Securities Code, Grupo Media Capital, SGPS, S. A. ("Media Capital" or "Company"), hereby presents information regarding the impact with the adoption of the International Accounting Standards ("IAS") and International Financial Reporting Standards ("IFRS").

Main facts to highlight:

- Total Equity as of 1st January 2004 improves by € 3.7 million mainly due to the impact of minority interests.
- 2004 Net Result improves € 15.3 million mainly due to the following impacts:
  - Goodwill amortization with a total impact of € 10.9 million
  - Loan refinancing expenses with an impact of € 2.3 million
  - Amortization of capitalized expenses related with the Company's IPO and share capital increase with an impact of € 1.5 million
- Total Equity as of 31st December 2004 improves € 8.7 million due to the above effects, offset by IPO expenses amounting € 10.2 million.
- *Reduction of € 5.6 million in bank debt, following mainly the reclassification of* syndicated loan's restructuring expenses.
- Reclassification of certain operating revenues and financial expenses, with no impact on Net Result.

The Company reached a preliminary conclusion of the main differences, between the Portuguese GAAP and IAS/IFRS. Thus, in compliance with the European Parliament and Council Regulation nº 1606/2002, the Company will present its 1st Quarter financial information in accordance with these new standards.

The information disclosed in this document derives from the need to adopt the IFRS standards in 2005 and the related adjustments were calculated based on the last version of these standards. Accordingly, the financial information regarding 1st Quarter 2005, will not fulfil all the IFRS/IAS standards, namely the one related with the interim financial information reporting, which the Company understands, and will comply and disclose on the consolidated accounts for the 1st half of 2005. However, we would like to highlight that, according to the IFRS, the full compliance with these new standards is only achievable in a complete set of consolidated financial accounts, which comprises, a balance sheet, an income statement, a statement of changes in equity, a cash flow statement, and notes comprising a summary of significant accounting policies, and other explanatory notes and a Management unreserved statement of full compliance of these new standards.

The reconciliations presented in this document should be considered preliminary. In accordance with IFRS 1, the accounting policies used in the transition period should be in accordance with each IAS/IFRS standards existing as of the reporting date of the 1st complete set of



consolidated financial information, which will be only presented with the consolidated accounts as of 31st December 2005.

The presented financial information was prepared according to our understanding of the present written International Accounting Standards and corresponding interpretations. However, the referred standards are subject to a continuous process of revision, from which changes may occur which can affect the Company's financial position. On the other hand, because we are experiencing a transition period, eventual positions taken by regulators and clarifications resulting from the market players, in particular those in the industry where the Company operates might lead to future changes in the information presented. The information hereby presented is not audited, although Management believes that any adjustment identified will not be material.

Additionally, the information included in this document only reflects the impact on consolidated accounts. Media Capital understands that there are still some differences in the preparation and presentation of the individual accounts according with Portuguese GAAP and IAS/IFRS. As such the individual accounts will have differences when compared to the consolidated accounts, prepared with IFRS/IAS.

Taking this information into consideration, we've quantified the impact with the adoption of IAS/IFRS on the consolidated balance sheet, as of transition date (1 January 2004) and as of 31 December 2004. We also present the reconciliation of Net Result for the year ended 31 December 2004 (amounts in Euro thousand).

Total Equity as of transition date (1 January 2004)

Total Equity as of 1 January 2004 (PGAAP)	-19,631
Accounting for the investment in associated companies (a)	-983
Derivatives accounted at fair value (b)	-2,978
Loan refinancing expenses (c)	3,320
Adjustment to Badwill (d)	229
Present value accounting of medium and long term accounts receivable and payable (e)	1,266
Deferred taxes associated to the differences above	-417
Total Equity attributable to Equity holders as of 1 January 2004 (IAS/IFRS)	-19,194
Minority interests as of 1 January 2004	3,263
Changes to minority interests	1
Total Equity as of 1 January 2004 (IAS/IFRS)	-15,930

Net Result of year ended 31 December 2004

Net Result as of 31 December 2004 (PGAAP)	-5,802
Accounting for the investment in associated companies (a)	983
Derivatives accounted at fair value (b)	800
Loan refinancing expenses (c)	2,290
Amortization and impairment analysis to Goodwill and Badwill adjustment (d)	10,886
Present value accounting of medium and long term accounts receivable and payable (e)	-432
Reclassification of expenses incurred with the Company's IPO - impact in 2004 amortizations (f)	1,465
Deferred taxes associated to the differences above	-737
Net Result as of 31 December 2004 (IAS/IFRS)	9,453



Total Equity as of 31 December 2004

Total Equity as of 31 December 2004 (PGAAP)	103,819
Transition adjustments as of 1 January 2004	437
Reclassification of expenses incurred with the Company's IPO (f)	-10,205
Differences between PGAAP and IFRS in Net Result	15,255
Total Equity attributable to Equity holders as of 31 December 2004 (IAS/IFRS)	109,306
Minority interests as of 31 December 2004	3,173
Total Equity as of 31 December 2004 (IAS/IFRS)	112,479

The main differences identified and disclosed in the above tables are the following:

(a) Accounting for the investments in associated companies

As of the 31st December 2003, Media Capital had recorded on its consolidated balance sheet, financial investments in associated companies at acquisition cost. These participations were not recorded by the equity method because, by that date, it was Management's intention to sell those investments. However, those assets were subject to impairment analysis. Taking into account the fact that this exception does not exist in IFRS and considering that the disposal of these assets did not occur in the short term, we are applying the equity method on theses investments at the transition date.

(b) Derivatives accounted at fair value

Media Capital contracted financial derivatives (Interest Rate SWAP's), with the purpose of covering the interest rate risk. Media Capital chose to classify these instruments as negotiation derivatives. In accordance with IAS/IFRS, these financial instruments should be accounted at fair value through profit or loss. Accordingly, as of the transition date, a liability was recognized against retained earnings, for the difference between the fair value of these derivatives and their book value. In 2004, the fair value variations were accounted in the income statement.

(c) Loan refinancing expenses

In Portuguese GAAP, Media Capital accounted as intangible assets some expenses incurred with the issue and renegotiation of a syndicated loan. These expenses were being amortized in the period of the referred loan.

According to IAS/IFRS, the accounting of restructured loans obtained and associated expenses depend upon the level of change to the original terms of the loans. From the analysis performed to the amendments of this loan, we've reached the conclusion that the incurred expenses should be amortized for the period of the loan, until its maturity.

Thus, as of transition date, the restructuring expenses were reversed and recorded as a reduction of the related loans. During the forthcoming years the amortization of the restructuring expenses will be recognized as a finance expense, during the loan maturity period.

(d) Amortization and impairment analysis to Goodwill and Badwill adjustment

In accordance with IAS/IFRS, Goodwill is not amortized, and is subject to periodic impairment analysis. Additionally Badwill is recorded directly in the income statement.



(e) Present value accounting of medium and long term accounts receivable and payable

Media Capital has several medium and long term accounts receivable and payable, which do not bear interest. In accordance with IFRS/IAS the interest free assets and liabilities should be accounted at the present value of the discounted future cash flows. Accordingly, as of the transition date, a reduction of the assets and liabilities was recognized against retained earnings, for the difference between the present value of the medium and long term accounts payable and receivable and their book value, recorded according with Portuguese GAAP. In the forthcoming years, the present value is adjusted through the income statement, as finance expense.

(f) Reclassification of expenses incurred with the Company's IPO

In accordance with IAS/IFRS, the expenses incurred with capital increases should be recorded as a reduction of the share premium issued. Media Capital increased its share capital during the 2nd quarter of 2004. According with Portuguese GAAP, these expenses are capitalized as intangible assets.

(g) Reclassification of financial discounts

Certain discounts, granted to clients were reclassified from financial costs to operating income, as a sales reduction. This reclassification had no impact in the Company's Net Result.

Lisbon, 4th of May, 2005

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer